Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Commission File No: 001-31527

Subject Company: Concord EFS, Inc.

This communication is not a solicitation of a proxy from any security holder of Concord EFS, Inc. First Data Corporation has filed a proxy statement/prospectus with the Securities and Exchange Commission (SEC) concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

First Data, its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus.

THE FOLLOWING IS THE TRANSCRIPT OF A REPLAY OF A WEBCASTED INVESTOR AND ANALYST MEETING OF FIRST DATA CORPORATION HELD ON FEBRUARY 3, 2004:

David Banks:	Good morning and welcome everyone. Thank you for joining us today for our fourth quarter 2003 year-end earnings announcement and for our 2004 strategy review meeting. I’m glad you could make it. With me today for our earnings review are Charlie Fote, our Chairman and Chief Executive Officer, and Kim Patmore, our CFO. We also have a number of our other executives present today, whom Charlie will introduce a little bit later.

Today’s call is being recorded. Our press release is available on our website at www.firstdata.com.

I want to remind you that our comments today include forward-looking statements, and I ask that you refer to this morning’s earnings release.

All statements made by First Data officers on this call are the property of First Data and subject to copyright protection. Recording, replay or distribution of any transcription of this call is prohibited without the express written consent of First Data.

This communication is not a solicitation of proxy from any security holder of Concord EFS. The companies have filed a definitive proxy with the SEC that has been mailed to security holders. For a complete version of the non-solicitation language, please refer to the fourth quarter earnings release that was distributed this morning.

Before we get started, just a couple of notes.

First I want to remind you that Concord’s shareholders are set to vote on the proposed merger on February 26th. As we announced previously, no First Data vote is necessary. Currently, we expect to close on Friday, February 27th. As such, today’s meeting will focus almost exclusively on the First Data business. What we’re not able to provide today concerning the combined entity, we will provide either upon closing or in our first quarter earnings announcement. That first quarter earnings announcement we have slated for April 22nd. That’s a little later than usual for a quarterly release in anticipation of closing the books on the combined entity for the first time.

I hope by now you’ve had a chance to see our fourth quarter earnings release and the financials that accompany it.

Please note we have now isolated the results of NYCE as a discontinued operation, in anticipation of divesting that business in 2004. Unless otherwise noted, all the financial measures we discussed today show the results of NYCE as a discontinued operation for both 2003 and 2002.

Also note that all the numbers we include in today’s presentation exclude the effects of Concord unless otherwise noted.

Charlie will provide some highlights of the quarter. Kim will add some detail on our financials in the segments. Immediately following our financial review, we’ll move into our 2004 strategy review and guidance discussion. We plan to adjourn no later than 11.

And in the interest of time, we’re not going to plan to take a break here; we’ll just move straight through. So if you need to take a break, you’re on your own. With that, I’ll introduce Charlie.

Charlie Fote:	Thanks, David. Good morning everyone. We’re going to have questions and answers on the earnings part of the presentation in between, about halfway, about 9:00 I’d say. Is that right, David? About an hour from now.

Thanks, everyone, for making it to our meeting today. It’s great to see such a good turnout.

Some of you probably remember that last year we had this meeting almost two weeks earlier in January. David told you last quarter that we moved it to early February in anticipation of having closed the Concord deal. We’ll report combined financials because that deal didn’t close at the end of our first quarter. So again, thanks for showing up.

After this morning’s session, or at the end of it, I hope you take away our record of flawless execution. Second, our overall enterprise has never been stronger than it is today. Third, we have a recurring revenue with profit model that’s cash-based and extremely predictable. Fourth, we have long-term growth opportunities both in the U.S. and abroad across a wide spectrum of businesses and products. Finally, we clearly have the right people in the right jobs doing the right things at the right time.

This morning we’ll bring you up to speed on what’s going on in the enterprise. Kim and I will walk you through 2003 financial results. Then I’ll provide you with consolidated First Data strategy as well as our 2004 guidance.

Then we’ll have Scott give you an update on our Domestic Enterprise Payments business, a new internal group that we formed recently. It encompasses our existing merchant businesses and allows us to integrate Concord into our back-office support system. It also allows for more efficiencies within First Data’s family of businesses. We think this structure will allow us to more effectively manage our business. It also allows us to dovetail Concord into that structure.

Christina Gold will then discuss our Western Union business. I’ll provide a brief update on both Card and eONE. I’ll provide some color on what’s new at First Data International, and we’ll try to leave plenty of time as I’d said for Q&As.

So with that, I’d like to make a few introductions. I’d like to ask the whole senior team to stand up that are present with us today. Could you please rise? Scott Betts is President of our Enterprise Payments Group. Pam Patsley who couldn’t join us today because of some travel conflicts, heads up our First Data International business. She’s on a slide here, which is focused on both the merchant acquiring business and the card issuing business. I’m very proud to introduce Jim Schoedinger as the new head of our Card Issuing segment. Jim is familiar with the card issuing business having spent a number of years at GE Capital where he had P&L responsibility for the three GE card businesses. He’s a welcome addition to the team, and for sure, should outperform his successor, Charlie Open. Welcome to the team, Jim.

Christina Gold leads our Western Union business around the globe. Bill Thomas and Mike Yerington head up significant pieces of that business. Christina will also have news a bit later on our new hire that we’ve recently added in our Asia-Pacific region. Most of you know our CFO Kim Patmore. She’ll be talking to you in a few minutes. Mike Whealy, our Chief Counsel and Chief Administrative Officer is here. Guy Battista is Executive Vice President in charge of Information Systems. Mike D’Ambrose joined us in September as head of our Human Resources Group.

Now, once a year this group gets the public acknowledgement they deserve. So please join me in giving them a round of applause.

Audience:	[applause]

Charlie Fote:	Thank you all for being part of the team.

Now let’s look at the numbers. And before I get started on the specifics, let me say we had a very strong 2003 from an operating standpoint. For sure there were some ups and downs. And I assure you that members of our First Data team and I will remember this last year and all the change it brought for a long time. We knew going into 2003 that it was a ripe year with the possibility of doing a major deal. As you know, that deal came to pass on April 2nd with the announcement of the Concord transaction. Completing that transaction took longer than we expected, and it affected our ability to do other deals especially related to point-of-sale opportunities.

As David mentioned, we’re looking forward to closing the transaction on February 27th.

Having said that, our top-line growth of 12% was impacted by the fact that we were handcuffed throughout 2003 for making many of the smaller acquisitions or tuck-ins that are a normal part of our growth. So again, I say 2003 was a great year, operationally, acquisition wise and for sure financially. Our 29,000 employees are truly the greatest. Thanks for all your help. You make all of us at First Data very, very proud.

We closed the year with revenue growth of 12%, totaling $8.4 billion, excluding NYCE, which as David mentioned, is now accounted as a discontinued operation. For historical purposes, it equates to a seven-fold increase since our inception in 1992. At this growth rate and adding about 10 months of revenue from Concord, we expect First Data to close 2004 around $10 billion in revenue.

We reached a $2 billion mark in operating cash flow in 2003. Our capital expenditures of approximately $395 million were slightly lower than 2002. Due to the changes in cash allocated to our ATM business, the Merchant Group was able to free up more than $100 million in new cash.

All of this led to EPS growth of 17% from $1.61 to $1.88 on a reported basis, including the results of NYCE and also including the effect of certain charges in both years. This represents a six-fold increase in EPS from 1992. And finally, the ultimate measure of our success—as you judge us each day—showed up in our stock price. Despite all the challenges, we still ended the year up about 16%. Since our emergence as a public company, we’ve certainly been doing our share of winning against most indices.

We will continue to perform at outstanding levels during 2004 and beyond.

I’m pleased with how we ended the year in the fourth quarter. Kim will get into more detail from a segment level in a moment.

But on an overall basis, our revenues for the quarter were up 11%. Earnings per share were at $0.55, ahead of the consensus of $0.54.

During the quarter, we sold our agent bank merchant portfolio to iPayment and recorded an after-tax gain of $32 million, which was partially offset with expenses related to investments in the international business, expansion of the merchant and TeleCheck sales force, and Concord integration costs.

As part of this agreement, we still retain the upside part of the sale of the agent bank portfolio. We still retain the upside of handling all the processing. That is very consistent with our overriding philosophy of handling all transaction types at the point-of-sale. Scott will have more to say about this and how we’re thinking about many of the moving pieces within the Merchant Segment in a little while.

Now before I turn it over to Kim, I want to share that the continuing slowing transaction growth in the Western Union business has stabilized. Many of you have been concerned about that. In fact, December and January, the last 60 days, we’ve seen an uptick in transaction growth rates in Western Union. Christina will talk in detail about Western Union in a little while. So with that, I’d like to have Kim come up and give you a little more flavor on the segment financials.

Kim Patmore:	Thanks, Charlie and good morning.

The cash flow from operations we generated during the quarter and throughout the year continued to reflect the high quality of our First Data earnings. Total cash flow from operations was approximately $2 billion for the year.

Keep in mind our 2003 cash flow includes net income of $1.4 billion, plus depreciation and amortization of about $570 million, less capital expenditures of $395 million and $60 million of dividends. In 2002, these figures were $1.24 billion plus about $525 million for depreciation and amortization, less about $420 million of capex, and $45 million of dividends.

We use this cash flow for working capital needs and to reinvest in the business. We also use cash to make strategic acquisitions that fit with our core competencies; and to make capital structure needs such as buying back stock or reducing debt.

We ended the year with approximately $395 million in capital expenditures—slightly lower than the $418 million we spent in 2002.

For the year, we repurchased 36.8 million shares at an average price of $39.69 for a total buyback of $1.5 billion. With the new authorization recently approved by the board, we now have about $1.15 billion available.

We ended the year with approximately $3.6 billion in debt. Included in this debt is $542 million of 2% convertible bonds. As of yesterday, we have given the bondholders 30-days notice of our intention to call the debt. Bondholders will have the option of taking cash or stock on March 3rd. In addition, the bondholders have a put option on March 1st. We plan to finance this debt with current excess cash and commercial paper borrowings.

As always, our goal is to create a short and long-term capital structure that allows us to maintain our strong credit ratings of A1 for Moody’s and A+ for Standard and Poors.

Now let me turn to the segments. I’ll provide some numbers and give just a little bit of color on some of the things that are impacting each segment.

Payment Services, driven by Western Union, finished the year with revenues of $3.7 billion, up 15% annually. Fourth quarter revenues were up 13%.

Annual segment profits increased 18%, to more than $1.2 billion, with fourth quarter profits increasing 13%. Margins were 34% for the year and 33% for the quarter—with continued improvement in margins from our Western Union International and Mexico businesses, which had combined annual margins of 27% compared with 24% in 2002.

We actually spent an incremental $18.5 million on compliance in 2003 versus 2002 -which is a little more than a penny and a half [inaudible]. We know that the revenue impact was more pronounced than this expense impact, and we should lap the more difficult compliance-related issues in the middle of 2004.

We ended the year with more than 182,000 locations—up 21% over 2002, and for the quarter, we added 13,000 locations. Much of the growth this year came in emerging markets, such as India and China, Australia and Eastern Europe. We also saw strong growth in the agent locations in parts of the Middle East and Africa. Importantly, however, we added new key locations in the U.S. that helped to bolster our base that concentrates on the international outbound business.

This approach—adding footprint in receive countries, adding targeted outbound locations in send regions and building the Western Union brand provides a lot of opportunity. As an example of this combination at work, we tripled the number of U.S. locations sending transactions to China from 5,000 to 15,000 in 2003. Christina will talk more about how we’re strengthening our agent productivity in a few minutes.

Our consumer-to-consumer transfers were up 19% for the year to 81 million. For the quarter, C2C transfers grew 17.4%. This growth rate continues to be affected by a few political and economic hot spots around the globe. We continue to have some tough growover issues in Brazil—one of our larger markets where transaction growth this last quarter was in the single-digits versus better than 50% last quarter.

Israel—another of our larger markets—is challenging because of the ongoing political unrest. Western European economies have been slow to recover. And the strength in the Euro may also be playing a role in reducing either the number or the face amount of the transactions. That said, for the year, 49 of our top 50 countries had positive transaction growth with Venezuela being the only negative.

Mexico continues to be a bright spot with transaction growth of 22% in 2003 and revenue growth of 16%. Our Western Union brand of products are particularly strong, and Mexico transaction growth in the fourth quarter was 15%, generating 12% revenue growth.

The trend related to consumer-to-consumer revenue per transaction has been consistent during the last 24 months in spite of strong competition, particularly in the Latin American countries.

Consumer-to-business transfers grew 12% to $134 million for the year and fourth quarter transaction growth in C2B was 10%. This C2B growth was impacted by the negative results of our Quick Collect service. However, we have seen significant growth in our electronic bill payment products. For example, ECG bill payment transactions were up more than 30% in 2003. Christina will touch on this a bit later.

Also, as we continue to see signs of a strengthening economy, consumers are likely to take on more debt and some increase in interest rates will probably also cause consumers to find creative ways to service this debt. Both trends should provide an engine to help power our bill pay products.

Finally, our prepaid transactions from both our cellular prepaid top-up products—Swift Pay and Eposs, and from our ValueLink stored-value product were up 32% for the year. In the fourth quarter, prepaid transaction growth was 23%. We generated nearly 900 million prepaid transactions in 2003. You’ve all heard about and probably were beneficiaries of the gift card activity this past holiday season. We’re certainly getting our fair share of revenues from that payment mechanism.

One more note here. You’ll see on the face of the consolidated income statement that the Investment Income line was up 94% in the quarter on $38 million in revenue—about the same amount as in the third quarter. Investment income for the year in the Payment Services segment was up 18% compared with the average investable balances related primarily to the official check business, which was up close to 13%. This difference is consistent with 2002.

Now let’s turn to the Merchant Services. This business remains strong and very stable.

And for the year, revenues grew 14% to $3 billion, with profits up 13% to $807 million. Revenue growth in the quarter was 18%, aided as Charlie mentioned by the sale of the domestic agent bank portfolio. Revenue from our 2003 acquisition of Telecash also affected this growth rate. We will lap that acquisition at the end of the first quarter.

Revenue growth without acquisitions in the card-based Merchant processing business was a strong 9% in the quarter and 8% for the year. We feel strongly about the consistency of our transaction and processing revenues. These revenue growth rates reflect the true health of this business.

Margins held steady at 27% for the year and this reflects our continued commitment to managing expenses, while continuing to invest overseas.

In fact, you’ll continue to see us make investments overseas to help build our presence internationally. Those will take the form of capability investments, short-term acquisition investments and infrastructure spending.

Strong growth in our core Merchant processing business was also impacted by some of our slower-growth businesses. TeleCheck, for instance—which Scott will address more completely in his comments—grew just slightly for the year and was flat for the fourth quarter. Our gaming alliance—GCA—continues to show revenue growth in the low single digits.

We ended the year with 3.1 million merchant locations.

Merchant transactions grew 23% for the year to 12.6 billion. About 400 million of those transactions resulted from NYCE. Normalized for acquisitions, this annual growth rate was 17%. Our fourth quarter growth was 20%—lower than in previous quarters, because we’ve now fully lapped the third quarter 2002 PayPoint acquisition. Note that this fourth quarter rate does include some significant sales-related growth that we will lap in the first half of next year. Near the end of our presentation today, Charlie will guide you to what we think is an appropriate transaction growth rate going forward.

Dollar volume was up 21% for the year to $683 billion with fourth quarter growth of 20%.

Pricing compression remains within the 3-5% range even with increasing pressure in the national markets.

Now let’s take a look at the Card Issuing segment.

Revenue for the year was up 6% to $2 billion, with a fourth quarter revenue decline of 1%. Profits were $306 million for the year and $85 million for the quarter. Margins were at 15% for the year, 22% without postage. Importantly, we made significant progress in converting our pipeline of accounts onto our processing system. We ended the year with 348 million accounts on file—up 7% over 2002.

We have about 70 million accounts still in the pipeline, and the current schedule calls for us to convert about 70% of this pipeline in the first half of the year. We have several hundred people working to move these accounts onto our system as quickly as possible.

Our card account database is broken down as follows: 168 million accounts are bankcard credit; another 62 million are debit; and the remaining 118 million are retail or private-label.

Card segment cash flow this quarter continued to be strong in spite of the decline in profits. In fact, cash flow after capex generated at the segment level looked like it did in 2002, a very encouraging sign for this segment. So with that, I’ll turn it back to Charlie.

Charlie Fote: Thanks, Kim.

We’ll spend the rest of the time together talking about our strategy and outlook. So, let’s talk about our true colors of success.

I want to provide you some key statements about who we are, and whom we consider ourselves, and about the role we believe we play in the payments marketplace as a whole. The statements are built around the things we use to define ourselves at First Data.

First, for sure, we have a unity of purpose, which encompasses everything we do at First Data. Secondly, we have a dedication of performance that translates into all of our day-to-day activities. And three—the scope of our enterprise capabilities encompasses the broadest footprint of anyone in our industry. The broadest footprint of anyone in our industry.

First, the unity of purpose.

Through our systems, our broad distribution footprint and our knowledge of the markets we serve around the world, we are wherever transactions occur in local markets throughout the globe.

Part of the way we build this distribution is by where we’re located, for sure. We have offices in 35 countries. Our employees represent 70 nationalities and they speak 75 languages.

Our Western Union business will continue to expand its distribution capabilities adding about 30,000-40,000 new locations in 2004 to its existing base of more than 182,000 locations and more than 195 countries and territories around the world.

Our strategy is two-fold here.

Internationally, our strategy is to build a footprint first—particularly in new countries. Then, we supplement that footprint with entrepreneurs who can stimulate traffic in specific corridors. We work with nearly 450 super agents—that’s up from about 380 last year—around the world that help us build out this network.

In the U.S., we are the super agent. We take responsibility for building out the network. And since this is a U.S. to U.S. market and a U.S. to the rest of the world market—also known as U.S. outbound—we’ve taken a very targeted approach in the last few years as we’ve built our agent base. We’ve done this by filling out our already broad footprint with specific ethnic-based locations. Christina will get into more detail in this in a little while.

This distribution reach allows us to be where the client is, and as you can see from these immigration stats, that tends to be all over the world.

First Data is the leader in processing all types of point-of-sale transactions—credit, debit and stored value.

We clearly see our company as the “One Source” for payment options that transforms the diverse needs of financial institutions, retailers and consumers into solutions that create value for all our participants. Scott will touch on that in a little while.

We listen to our clients and build services that meet their unique needs. At the same time, we have the scope—both in size and expertise—that helps clients large and small realize the same economies of scale. We’ve always been about leveling the playing field for our customers and that trend continues. This scale provides for that opportunity, both short and long term.

We have built new innovations in the payment industry. Most recently: loyalty cards, gift cards, electronic check acceptance and Internet check acceptance. Innovation has long been part of our history at First Data. Expect us to continue bringing innovative solutions to the market with things on the horizon like bio-metric authentication as well as macro and micro payment systems from all types of Internet appliances, most of which haven’t even been invented.

Our second pillar revolves around our dedication to performance—creating efficiencies and handling billions of transactions one at a time.

One measure of our efficiency is how we’ve been able to affect the ability of issuers to become more efficient in the long term. In 1991, a high percentage of transactions at the point of sale were handled through old payment methods, including paper sales drafts, manual imprinters and voice authorizations. With today’s point-of-sale technology being what it is, merchants are experiencing lower discount rates, equating to billions of dollars of savings. For sure, First Data has been a leader in affecting the paradigms of technology at the point of sale over time.

We’ll continue to create more of these types of efficiencies as we grow older.

And how do we do it? We have a 6:30 operations call every day. That’s Denver time. We have Six-Sigma quality reviews. We have backup systems that provide for automatic switchovers in the event of problems. We also use secret shopper processes to ensure quality, but also to monitor competitive activity. Other examples include electronic dispute resolution and compliance systems, especially at Western Union. We also employ a number of accounting reviews to make sure we’re executing against targets every day and in the long term. We have strong discipline around all expenditures with even more scrutiny on those expenditures above $1 million. Intensive disciplined quarterly reviews by segment with all the senior segment management, and I like to attend those. And then we have a routine review of all the job openings every 10 days.

While we experience considerable competition in all the markets we serve, no single competitor can match the breadth of our product offerings. Our scope is second to no one in our marketplaces.

Through all our businesses, we move trillions of dollars through the U.S. economy each and every year. We clearly align our products and services in the areas of payments, the payment marketplace, where the best growth opportunities are still occurring.

For instance, in 2003, we handled 25 billion transactions across all our businesses. We touch more than two out of every five dollars at the point of sale. Western Union doing business in 195 countries through 450 super agents, moves about 14% of all the remittances around the world.

That scope has put us in a position where, now, about 28% of our total revenues touch sources outside of the U.S.

Through our close attention to detail, each transaction is handled as if it were the most important transaction we touch—one at a time. Whether it’s the purchase of a diamond engagement ring, a hamburger at Burger King, or a $75 money transfer that’s going to help feed a family of six for a month in a third-world country.

And over time, we have played an important role in facilitating each one of those transactions.

To do this over time, we have found strategic partners that make strategic acquisitions that fit into our core competencies. Completion of the Concord transaction will improve our position in the PIN-based debit market, extending the notion of universal authentication that I’ve talked about before.

You’ve all heard a lot about our bank partner alliance strategy. Scott will touch on that in a little while.

And you’re also familiar with the agency-based process we’ve used and continue to use to build our Western Union business.

Our card issuing business continues to give card issuer customers the highest return on their receivable investments. I think that’s important enough that I should repeat it. Our card issuing business continues to give our card issuing customers the highest return on their receivable investments.

So we are clearly where the growth is.

Our position as a processor of credit card transactions is strong. Also very robust is the growth at the point –of sale in stored value and on-line debit.

And now, with the addition of the $1 billion-plus revenue stream of Concord and the extensive and complementary customer base the merger brings to First Data, we are clearly the leading processor of stored-value and debit transactions in the payment marketplace.

All these opportunities will allow us to continue extending our global reach, leveraging our enterprise-wide capabilities and integrating new products and technologies to build long-term growth and returns.

We are also building our worldwide footprint in the First Data brand through a combination of aggressive, regional-based sales of selective acquisitions through First Data International, the division that Pam Patsley runs.

By 2007, our international business will represent about one-third of our total revenues. That’s down from 40%, because the 40% was announced prior to the Concord acquisition.

With the addition of Concord, we’ll re-examine all of the elements that fit best in our business including more acquisitions in our space, for sure and possible divestitures of businesses that don’t match our longer-term growth objectives.

Let me go through the financial and key metrics we expect for the year: our EPS for 2003, our 2004 EPS, the EPS impact of Concord and finally our long-term objectives of the company.

Our guidance at the beginning of 2003 was to end the year with earnings per share between $1.87 and $1.93. As I said earlier, on a reported basis, we generated $1.88 of earnings per share for the year. This includes $0.03 of charges, primarily related to the third quarter restructuring.

This $1.88 includes $0.02 for NYCE, which will now be counted as a discontinued operation. That makes our 2003 continuing operations EPS $1.86. So one could say our 2003 earnings at a glance were $1.86 per share plus $0.03, plus $0.02. No matter what I say about the 2003 earnings, you will come up with your own 2003 actuals.

That’s why you do what you do and you are who you are.

Audience:	[laughter]

Charlie Fote:	As we said in our release, we expect our EPS growth for 2004 from continuing ops to be in the range of $2.00 to $2.18. For those who follow us, this is an enormous range for First Data when we’re giving out ranges.

Included in the range is up to $0.10 on the bottom end reflective of our cash outlays of approximately $150 million for the restructuring and integration charges we expect to take in 2004 related to the Concord merger.

When you take this into account, our new range is consistent with current Wall Street consensus.

And even more importantly, on a cash basis, the deal—for sure—is cash accretive in 2004. That’s based on the incremental amortization expense related to the intangibles, which is roughly about $110 million, which equates to about $0.08 a share. So when we add back depreciation and amortization, it’s about $0.06 cash accretive in 2004. The $0.08 in the intangibles is on an annualized basis. Obviously, we’ll have that for ten-twelfths of the year, because we’ll close around the end of February.

On the revenue side, we expect to achieve way north of 20% growth, an anomaly due to the merger with Concord.

One more note here, with regards to revenue growth. For a variety of reasons, including the timing of tuck-in acquisitions, you should expect the growth rate to be better in the second half of the year than the first half.

And as with any range, there are unknowns, but we think in the range we have outlined here, we’ve taken all the unknowns into account.

Now a few key indicators in the segments.

We’ll end 2004 with a Western Union Agent base in the 210,000-220,000 agent [inaudible] range. And as I’ve said before, expect international transaction growth to be in the 22%-25% range with overall transaction growth in the high teens for the foreseeable future.

Expect transaction growth rates in our merchant business at the point of sale to be somewhere in the mid teens, plus-or-minus, depending on consumer behavior.

We’ll end 2004 with about 360 million cardholder accounts on the cardholder database.

In 2004, we’ll see operating cash flows in the $2.2-$2.3 billion range, and based on what we know today, our 2005 operating cash flow will be closer to $3 billion than to $2.5 billion. Let me go slow on that again for those people on the phone that don’t have the slides up. 2004 operating cash flow will be in the $2.2-$2.3 billion range. And based on what we know today, our 2005 operating cash flow will be closer to $3 billion than $2.5 billion. Remember, the cash flow from Concord—the Concord business itself—can finance the cost of synergies as we merge Concord into the First Data family.

As has happened in each of the last two years, our effective tax rate drifted down throughout the calendar year. We ended the year at about 25.5%. Expect the First Data rate closer to 27% than 25%, going forward in 2004. For sure that rate will change once we add Concord to our business.

Finally, we just raised our stock buyback authorization to a total of $1.1 billion. Last year, we bought nearly $1.5 billion worth of our own shares. Concord bought about $300 million last year. We intend to continue being aggressive and opportunistic in 2004 with our stock buyback program.

And one final note on 2004 guidance. You probably noticed the absence of any segment revenue or profit guidance. That was by design. As you might imagine, when we integrate Concord into the business, we will realign our segment reporting structure. You have Western Union business look-alikes—you have merchant—you have cardholders. So when we publish the first quarter financials, we’ll review the segment guidance with you in detail, including the Concord financials being integrated into the First Data financials. We’ll also give you a one-time guide to the 2004 growth numbers by segment, both on the top and on the bottom.

With that, David, I have Western Union with a little more than its fair share of revenue growth. With its substantial long-term revenue growth in the mid teens. Merchant Services revenue growth will be in the high-single to low-double-digit range. This could move up as we integrate the Concord business. So Western Union will have revenue growth for the long-term in the mid teens. Merchant Services will be in high-single to low-double-digit range. As we merge in the Concord merchant base, we should see that move north of those growth rates.

And before I provide our long-term growth objective on earnings expansion, I want to just remind you of our previous four years’ on a reported basis for revenue and EPS. If you look at our compounded growth rates for both revenue and profits for the last four years, revenue grew 12% on a compounded basis and EPS grew 15%.

So we usually figure our long-term growth objective as a 2-3 year growth rate, and we tweak it from time-to-time on an annual basis. We’ve been bringing down our revenue growth rate slightly due to a double-digit level, mainly due to the law of large numbers. Now having said that, we’ll have an exception in 2004 because of the Concord acquisition adding the Concord revenue. So longer-term growth rate, we think in revenue will be double-digit. This year will be an exception because it will be well over 20%.

Earnings per share growth, we’re maintaining our range of 14-17% on a go-forward basis.

With that we’re going to open up the session to questions. But first, I’d like to ask Scott and Christina to join us on stage.

David, would you like to take over?

David Banks:	Sure. I just want to remind everybody here in the room, please ask if you could just one question plus a follow-up in the interest of time here. Yes, Jim? Why don’t we go with that third row.

James F.	Kissane: Jim Kissane from Bear Stearns. Charlie, as you look back at ‘03 can you rank the factors that caused the deceleration in Western Union’s growth? Then as you look at ‘04 could you kind of discuss those factors, and how they could impact the growth rate?

Charlie Fote:	Yes. I’ll take a shot at that and Christina, just jump in. You have currency changes around the world. You’ve got tanks moving around the world. You have the Euro that really got out of sync with anything we projected. The agent base was strong. Compliance was an issue. So, I wish I could draw a five or six dimension graph, Jim, and show you all the ingredients. I don’t know that any one variable overrode any other variable as it related to the growth rates of Western Union for 2003.

I would say that things are starting to stabilize. The world is getting better from an economic standpoint. We saw a stoppage of shrink in transaction growth. In fact, in the last two months we’ve seen an increase in transaction growth. November was way off from a growth standpoint, and then December and January looked more like the fourth quarter in total—a little north of the fourth quarter. Christina is that fair?

Christina Gold:	[inaudible] December and January [inaudible] the growth rate, we’re doing well.

Charlie Fote:	Did you hear her, Jim?

James F.	Kissane: Just a quick question for Kim. Can you break out the offsets to the gain in the quarter? I think you had a $32 million gain on of the sale of the portfolio. Then you said there were some offsets. Could you put some numbers on those?

Kim Patmore:	We continue to invest in the international business. And that, as you know, is split up between the Card Issuing and the Merchant business. Probably more significantly in the merchant business in terms of what we’re investing in internationally. Then in addition to that, and Scott will talk a little bit more about this in detail, we had some changes in the TeleCheck business. And then we continue to invest in a number of our other products and new developments. Scott, I don’t know if there’s anything else.

Scott Betts:	Yeah, we’ll cover some of the TeleCheck issues a little later on.

David Banks:	David.

David Togut:	Thanks. David Togut, Morgan Stanley. Christina, could you take us inside Western Union International a bit? Talk about some of the major growth drivers as you look out to ‘04, and discuss a bit how you see agent productivity trending in India and China both for ‘04 and then longer term.

Christina Gold:	I think really when I do my presentation I’m going to be able to really expand on that, and really give you in the send countries and also in India and China what’s happening in location productivity. So, we will cover that in a few minutes when I go through my detail. Then maybe after that if there’s still something that’s not clear, I could fill it in for you.

Charlie Fote:	Because of that, you get one more free question.

Audience:	[laughter]

David Togut:	Charlie, could you talk a bit about some of the investments you’re making overseas? Just a follow-up to Jim’s question. You funded some of these investments with some gains in ‘03. Do you think in ‘04 you’ll be able to fund some of the international expansion just from operating earnings?

Charlie Fote:	Yes. For sure. The cash isn’t an issue for us you know in the short-term. We will re-adjust the portfolio of businesses over time at First Data. And when there is low-growth businesses that aren’t generating that kind of cash, we’ll monetize those businesses and invest in another business that we think over time is going to be better for the shareholders. You’ll continue to see us do that because I just think it makes a lot of sense.

David Togut:	What is that number for ‘04 in terms of international investments?

Charlie Fote:	I won’t tell you how much will be growth in investment yet, David, because that would be unfair to come out ahead of Pam’s presentation the discussion she’ll have probably in the beginning of the second quarter. Assume that business will grow 30 to 40%-ish from a revenue standpoint. If you left here with that a mix of buys in just internal sales, I think that’d be reasonable. Kim?

Kim Patmore:	Yes, over 40%, right.

David Togut:	Okay.

David Banks:	Adam? You want to, it’s right there.

Adam Frisch:	Hi. Adam Frisch from UBS. If we could delve into Western Union a little bit more I’m trying to connect the dots here, and venturing I guess into a line then Charlie for you to explain this to me here. In December ‘02, transactions were up over 22%, revenue was up over 19% and the profit margins were a little over 33%. In December ‘04, transaction growth was down by about 3% to 19%. Revenue growth was down 6% to 13%. That includes the F/X and all that stuff.

Charlie Fote:	That was the fourth quarter.

Adam Frisch:	Just the fourth quarter?

Charlie Fote: Yes.

Adam Frisch: But the margins remained flat. How do you connect the dots there on a quarter-to-quarter basis? I guess my follow-up on that question would be how do you get to mid-teens growth in ‘04, when you’ll probably have a reversal impact of the F/X benefit that you saw in ‘03?

Charlie Fote: Christina, why don’t you take that on the marketing side, the sales side? Kim, you can handle the F/X.

Christina Gold: I think in terms of the marketing investments we really are very targeted in terms of what we’re going to be doing in 2004. In 2003, we also saw, we tested a number of initiatives to see really what works in terms of loyalty, location productivity, agent ramp-up. So we’ve learned a great deal, and we’ll be investing more to drive that. We will continue to grow the locations. Clearly, what we’ve also found really growing the ethnic corridors with the ethnic locations will be key to us in terms of driving the growth.

Adam Frisch: But how does that impact the revenue growth down to 13% that you just spoke about? Would that impact the cost line?

Christina: It’s a little bit of both in terms of some of our investments, because some of it’s cost some of it’s in terms of, we do some pricing movements. A lot of the issues we face were just grow-overs that we had in Brazil. The impact of compliance. In some cases in compliance, we did have some issues in terms of the total amount that could be sent. Some of those restrictions have now been lifted. So, we had a lot of things that we had to maneuver as we came to the compliance issues in 2003.

Charlie Fote: Don’t forget some of the revenue change is from the way we report the advertising. When Christina does a promotion, a sales promotion or a pricing in a corridor promotion, which is street corner to street corner, it can be as low at that level, as street corner to street corner, the revenue per transaction is lower. The advertising expense is where she’s budgeting that sale. She thinks the marketing expense you can’t have a promotion forever. It needs to get back to some type on a normal basis pricing over time. When you see specific marketing programs in a quarter that affect pricing, you’ll see lower revenue per transaction. And some of that occurred in 2003 and specifically in the fourth quarter of 2003. Even if your revenue is down, your advertising expenses in most cases with just advertising, the revenue stays where it is or it will move up, and the advertising expense will move up. In this case, you had a margin effect and a revenue effect. Lower revenue and the cost of the sale was in the contra revenue line, the cost of the promotion. So that will affect the margin. So you saw some uptick in margin over that. So you saw revenue, some uptick in margin. Kim, anything else on that?

Kim Patmore: On the Euro, following up on that, keep in mind we do hedge the Euro so that we really don’t have exposure on a bottom-line basis. Overall, it’s about 3% for the year on the Euro uptick on revenue.

David Banks: Adam, do you have just one more follow-up, please?

Adam Frisch: Have you guys considered—I know you guys are very aggressive on your share buyback program—but have you considered given the fact that it looks like you’re hitting the law of large numbers, growth might be slowing a little bit here? It’s still robust, but slowing a little bit. Have you considered increasing your dividends at all? Rather than plowing money back in the share repurchases?

Charlie Fote: Yes.

Audience: [laughter]

Adam Frisch: Thank you.

David Banks: Greg. Let’s just go down the row there.

Gregory Gould: Greg Gould from Goldman Sachs. Charlie, how do you think about the STAR bank contract rollouts in 2005? Can the deal be accretive in ‘05 with the incentive payments and some of the departures from the network?

Charlie Fote: Oh, yes, for sure it’s accretive in ‘05. It’s accretive from both the P&L—Scott, are you going to get into . . .

Scott Betts: Yeah, we’ll talk a little bit about that.

Charlie Fote: Wait for him, so we will give you half a follow-up for that. So go ahead.

Gregory Gould: You talked about long-term revenue growth in the double digits. Where do you think the organic growth could be? Are we thinking 8-10%?

Charlie Fote: We can’t use the term organic anymore. It’s growth less acquisitions and something else, isn’t it?

Kim Patmore: Without acquisitions.

Charlie Fote: Yes. Without acquisitions. You have a nice range there. Eight-to-twelve percent is a nice range.

David Banks: I think we may have one over here, Charlie.

Dris Upitis: Hi. Dris Upitis at CSFB. Can you just elaborate on the investment income in the quarter and for the year and just given that we had a declining interest rate environment, the fact that that outstripped the growth investable balances, and also what your expectations are for ‘04 in that line?

Charlie Fote: Go ahead, Kim.

Kim Patmore: What we do is manage that on really a long-term basis. If you look over the last three years our basic earnings return was about the same on all three years. But I do think that that in an increasing interest environment we will see a decline in the income in the portfolio just based on an increasing interest environment that is expected for 2004.

Dris Upitis: So that will be less of a factor in the payment growth in 04 then?

Kim Patmore: Right.

Dris Upitis: Okay, thanks.

Bryan C Keane: Yes, hi, it’s Bryan Keane of Prudential. Charlie, just a question of clarification. The $2.00 to 2.18 in continuing operations, why is a $0.10 integration charge included in that range? Why not just say that is below the line and go $2.10-2.18?

Charlie Fote: I’ve been asking that question for a year, Bryan. The accountants and lawyers got me there. You see where it is. That’s why I say we give you the numbers. We gave you the dime and we gave you the effects of NYCE. We gave the effects of the one-timers and again, you are who you are and you do what you do. So you’ll come up with the right interpretation of what all those numbers mean as you see it.

Bryan C Keane: Just a follow-up to that. In ‘05, do we spring out of that? Should we be in the long-term growth range of 14-17%, or do we even have a stronger year in ‘05 because of the dilution that Concord had?

Charlie Fote: For sure from an EPS standpoint you’ve got to walk away with that range as I see it today. If that changes, we’ll tell you as we move along. On the revenue growth rates, you’re above 20% in 2004. Maybe it’s closer to 30%. We’ll see how fast we get the integration done. That’s why I say about 20% . On what you’d call an internal growth rate, or I call an internal growth rate. I think 8-12% is going to be where we are, maybe closer to 9-12%, but somewhere in the 8-12% range. I think you’ll see 2-4% continue to come from tuck-ins.

David Banks: Pat?

Patrick M. Burton: Pat Burton; Smith Barney. Just an update on the JP Morgan Chase-Bank One merger now that some of the management slots have been filled out there, both on the merchant alliance side as well as on the card issuance side. Thanks.

Charlie Fote: Where’s Jim. The new Jim—are you here? Would you like to comment on the issuing side? Probably not; huh? We’ve had good, long-term relationships with both organizations on the merchant side and the cardholder side—no matter what you read. We’re continuing to talk to both of those companies like they’re good, strong partners. No comments on the JP Morgan Chase or Bank One deeper than that. All right? If you have another question, go ahead.

Patrick M. Burton: Sure. Second question would be it would appear Western Union’s losing some market share to a couple of the other publicly-held competitors. Any comment on that? Or should we wait ‘til the Western Union presentation?

Charlie Fote: I think we should wait ‘til the Western Union presentation. From everything I’ve seen, that might be an inaccurate statement. Right, Christina?

Christina Gold: We gained share.

Charlie Fote: Okay.

Patrick M. Burton: Thanks.

Charlie Fote: You’re welcome.

David Banks: Let’s just go ahead.

Patrick M. Burton: What were the growth rates for the three main lines of business in the fourth quarter, if you strip out both F/X and all acquisitions?

Charlie Fote: Do you have them?

Kim Patmore: On the Western Union business, we really had only just the small Eposs. ECG and PayMap, if you remember, were in the second quarter. The full-year amount of the F/X was about 3%, and then just slightly ahead of that in the fourth quarter. So that gives you an idea. In the fourth quarter, the only item was Eposs, which was a very small acquisition.

Patrick M. Burton: So, for Western Union, the fourth quarter revenue growth was in the 8-9% range on an organic basis?

Charlie Fote: I think it was more 9-10%, when you adjust for the Euro.

Kim Patmore: Right, 9%-10%.

Patrick M. Burton: Okay. What about for the other two businesses? If you strip out both all acquisitions and F/X?

Charlie Fote: Let me go to Merchant. If you adjust for all the ins and outs, Merchant was in the mid-teens. If you look at Card, Card’s kind of strange, because we have a replacement of revenue. Let me give you Card in the fourth quarter. There are a bunch of anomalies because of Citicorp.

Remember, Citicorp had accounts go away on the bankcard side, which is the highest revenue per account replacement private-label accounts. If I go through all of those issues, in the first quarter of 2004, because that’s when it settled down, or will settle down. Card will be flat, and then second quarter you’ll see an up tick. I think that’s the best way to talk about Card, rather than trying to sort through all the plus and minuses of 2003. Tom, those are the numbers, right? Okay. Thanks.

Dirk Godsey: Dirk Godsey, JP Morgan. I was wondering if you could comment a little bit more on some of your basic underlying assumptions for the Concord contribution as you exit 2004. Obviously, there’s been advertised losses. I was wondering if you could comment on what you see as some of the positive offsets to some of those losses. Directionally, should we look for the Concord contribution to be flat, down, sideways as we exit 2004 from where it is, today?

Charlie Fote: That’s a fair question. They’re all fair questions.

[laughter]

Charlie Fote: Based on what we know about Concord to date, the adjustment in value that was done in December—and if you remember what I said about cash accretion—you’ll see a little timing in the P&L, which is the slightly dilutive effect; plus the ten cents, up to ten cents. There would be purchase adjustments, the value adjustments kept us about where we were other than the timing. It looks pretty much like it did back in April. The accounts going away, and some of the synergy impact, and the timing of those synergy impacts as we close later, and having to sell NYCE, and the change in value keeps us about I’d say where we were. Now, we’re also going to add more customers, and we’ll be a strong competitor even against NYCE. Okay. I don’t want to get deeper into any specific contract at this point.

Pete Swanson: Hi, Charlie. Pete Swanson from Piper. When you talk about tweaking the business in the portfolio match, and you look at keeping an enterprise payments capability versus some businesses that might be lower growth, how are you going to balance deciding whether to keep those or maybe some time of a divestiture? Talk me through that thought process.

Charlie Fote: Top and bottom-line growth and cash returns. The first one would be cash. Okay? We’re not out to have a balance sheet that makes the P&L and revenue growth look good for the short period of time. We’re going to have sustainable, increased, approved balance sheets, cash flow and strong revenue and earnings growth.

David Banks: Gary, I think we had one on the phone. Do we want to try to tie in that caller?

Operator: One moment. John Kraft with DA Davidson. You may ask your question.

John Kraft: Hi, guys. Sorry I couldn’t make it. Kim, I just wanted to clarify and actually get a little bit of a discussion on the pricing pressure in the Merchant segment. I think you said it was about 3-5%. Where are you seeing the most of that pressure, and what are expectations for 2004 in pricing?

Kim Patmore: We continue to see about 3-5% in terms of the pricing pressure. And in the national accounts, like I mentioned earlier, it is a little bit higher. I don’t know. It’s a very competitive marketplace. It has been for many years, and I would not anticipate that changing in 2004, but I’ll defer to Scott, if you have any other . . .

Scott Betts: That’s correct. We’ve seen the pricing pressures being about equal in 2004 as we saw in 2003.

Charlie Fote: We saw 8-9%. The revenue, as someone calls it, the “internal growth without acquisitions,” it was running about 8%. In the fourth quarter, it ran 9%. Who knows why, yet? We’re still trying to get to the bottom of it. Was it due to a mix of transactions? Did more go off-line than on-line? Was it the result of all the repricing that occurred in August, with interchange that affected discount rates? Some members put in August 1st and some put in later in the quarter. The science isn’t done yet on the increase. We have seen the improvement on the card-based transactions, moving up from 8-9% of the point of sale from a revenue standpoint. Having said that about pricing, the 3-5% pressure, we’ve seen overall an up tick in the revenue-per-merchant trend.

Brandt A Sakakaeeny: Thanks. Good morning, Charlie. Brandt Sakakaeeny, Deutschebank. A couple of questions. Kim, could you just help us better understand where the $55 million proceeds from the iPayment transaction showed up on the P&L? Was the $32 million in the investment gains line?

Kim Patmore: No. Anytime we make an adjustment in the Merchant portfolio, just like we did in prior years, it goes into product sales and other. And then any of the taxes come on a top, consolidated level.

Charlie Fote: So if you went into the Merchant segment, product sales and others, the revenue of $51 million did. Then the gain went into the total, it’s outside the segment.

Kim Patmore: The tax [inaudible].

Charlie: Because of the tax.

Brandt A Sakakaeeny: So do we need to net the $628.7 less the $55 to get to the true pretax proceeds of the gain number?

Kim Patmore: To take the proceeds out, it would be the $51 million if you want to take the proceeds out.

Brandt A Sakakaeeny: Okay. If you do that, it looks like the Merchant processing business actually contracted year-over-year. Would that be right?

Kim Patmore: On an EBIT basis, if you took that out, that is the math, right? We talked about where we’ve made investments.

Brandt A Sakakaeeny: But also on a revenue basis?

Kim Patmore: No. I don’t think you’d see a contraction on a revenue basis.

Brandt A Sakakaeeny: Okay. Thank you.

David Banks: Any other questions?

Charlie Fote: I see one here, David. I see a hand up. There’s one behind there.

Mitch Kuflik: Thanks. Mitch Kuflik from Brahman Capital. Could you quantify the stabilization or up tick that you saw in Western Union in December and January?

Charlie Fote: Yes, Kim mentioned a number of 17.4% in transaction growth for the quarter. December and January, I’ll give you January because it’s real time. January is closer to 20% than 15%, and it’s north of 17.4%. We’ll just see how the rest of the first quarter goes. I don’t want to get ahead of myself here in giving you exact numbers for a short period for a month or two months. The trend is the shrinkage has stopped, and we’ve seen an up tick. Maybe that’s a result of the economy getting better and less tanks out there, but something good seems to be happening.

David Banks: Up here. I think we’ve got a couple up here.

Q: Kim, I just wanted to go back to Jim’s first question and kind of push you on that a little bit. I’m looking at this list of the reinvestments that the company said it made to offset the $0.045 one-time gain this quarter. It looks sort of like normal growth opportunities. Are you saying that these are steps you wouldn’t have taken, absent the $32 million after-tax gain?

Kim Patmore: I think we’ve consistently said we would continue to invest in the international business. As you look into 2004, we’ll do the same. We’ve said that consistently. From a domestic agent bank sale perspective, we started the process actually in June, as we looked across the portfolios on what fit and what we had the ability to impact from a sales perspective, and that process actually started back in June of 2003.

Q: I understand the growth opportunity, and why it costs money to do it. I guess I’m trying to understand why we should be considering these offsets to the one-time gains, as opposed to normal costs of operating and growing a business.

Charlie Fote: You take the businesses that are growing, and I thought about cash and top and bottom-line growth. We’re leaving out an important factor here. The domestic segment—the Merchant and Cardholder businesses are their own segments. The international growth is financed on a P&L basis by the segments. When domestic is having a year that says, “We’ll return and we’ll have a growth rates of X,” that includes the P&L takedown of the international expense to grow the international business. That’s a new phenomenon for us. So, if the term “partially offsetting” concerns you or is confusing, the point is that in that segment, the P&L growth is being affected by financing the international growth for both Card and Merchant. As you look at that going forward, we touched on segment reporting changes after the first quarter, we’ll see how these segments break out from a management standpoint and from an accounting standpoint. You’ve got to remember we’re financing that growth, which is new for us—it’s only two years old—with the P&L of the domestic businesses, specifically Card and Merchant.

David Banks: We’ll take one more. Adam, did you have one more here?

Charlie Fote: I think there’s one back there, too, David. We’ll take one more after that.

Adam Frisch: Thanks for allowing the follow-up here. I just want to follow-up on my initial question. Christina, if you could address how much of the mid teens Western Union growth in ‘04 is going to come from acquisitions? Kind of substantiate that with what’s going to reverse the trend of kind of steady transactions but declining revenue growth on factors that you can control? I’m not talking about geopolitical; I’m not talking about Anthrax—forgetting about that. How much of the revenue growth can you make come back in ‘04 based on what you did in ‘03?

Christina Gold: I think, first of all, we have to remember as well that we will be later in the year lapping the compliance impact on the business. That’s going to be a big plus for us as we go into the second and third quarter. But also, as I will talk about, we really learned a lot about the loyalty program. And we were testing it in 2003, and we’ve been able to see improved retention, improved frequency, and also a revenue list, by using the loyalty program. So we’ll be expanding that in our base in the United States and also in other countries around the globe. We will be investing heavily in our marketing, in terms of not only advertising, but promotion and marketing. We will be investing about 7% of revenue. So that’s going to be key for us as well. Again, we’ve developed not only marketing programs for the United States, but you’ll see and I’ll show you today, in some of the send countries and receive countries, we’re doing like Chinese, Turkish, really going into the ethnic corridors and advertising those. That’s a little bit more than we’ve ever done before. Clearly, as we’ve looked at the ramp up of locations, finding the right ethnic locations, we are also seeing major improvements in productivity. We’ll continue to drive that, to really push harder.

And your other question was in terms of acquisitions. Acquisitions will be a portion of what we’re looking at but they’re not a major part of really hitting the guidance that Charlie is giving you.

Charlie Fote: Remember, it was Integrated Payment Systems. That segment is all one big prepaid account, right? If it’s Western Union, if it’s a ValueLink card, if it’s a phone card, if it’s a money order or official check, money is put into an account. Then we pay it out on a transaction basis or at an account level. So as we go around and look at what fits into our core competencies, it’s businesses where consumers, or commercial accounts fund this big omnibus checkbook in the sky. Then we distribute out the payments through a variety of different product vehicles.

As Christina goes around the world, any place she can see a business with a Western Union name from a brand standpoint, will help grow that business at faster growth rates than what they’re experiencing. If that’s kind of the hidden premium in the purchase price, then she’ll be aggressive on buying those kinds of companies.

We have one more in the back, I think. And then we’ll move on.

Q: Yes. Any thoughts on the American Express partnership with MBNA and opportunities on the card issuance side, possibly for AmEx cards?

Charlie Fote: Listen, there are lots of moving parts in this card issuing business right now, for sure, right? You have JP Morgan Chase and Bank One. That’ll be second to City. AmEx is doing their partnership. Remember, and I talked about this before, we are certified to process for American Express. Years ago, we used to do the receivable processing for banks that issued American Express gold cards. In the old days, the gold cards were issued—the revolving credit cards were issued—by a bank underneath the personal card program, which a lot of you people call green cards. Over time, those banks got replaced with American Express Centurion Bank. The processing of those types of accounts, we did years ago for American Express. We’ll see where it goes as they sign more and more issuers.

Q: Could we get the growth rates in PIN debit and signature during the quarter, possibly?

Charlie Fote: Did we break them out? I’ll tell you, debit growth rates are north of 20%. Depending on the period, you’ll see them touching 30%. You’re at the point-of-sale debit, for both on-line and off-line. The growth rate is still very strong.

Q: Are you seeing any significant difference between PIN and signature at this point?

Charlie Fote: Not that the numbers would make any sense to you until I broke out the revenue per transaction. So to give you a number without giving you the revenue, which I’m not going to disclose, would not make sense.

Q: Thanks.

Charlie Fote:	You’re welcome. Okay, Scott will discuss our new Domestic Enterprise Payment businesses. We’ve organized a company, and you’ll see when Scott goes through it, through an enterprise sales group and a utility group. When we talk about utility, we’re talking about more of shared services, which you know as our functional activities, now reporting to Scott around the companies.

Before Scott takes the stage, we’re going to queue you up here for a video of one of our new customers. It’s Burger King. We’ll show you how we’re running this business. It’s a good example.

[Video plays]

Speaker: Well, worldwide there’s over 11,000 units and that represents about 1,400 franchisees around the globe. Now burgers is our mainstay, but we are looking to provide other healthy offerings to our guests, satisfy them, that’s what we’re about. Card acceptance is all about the customer. They’re accepting or needing these types of conveniences and we need to be there for them. The benefits are enormous really. We think there’s a sales lift. We think there’s traffic components here. We think there’s loyalty components here. We think this gives us a platform into doing other options within the category like loyalty cards and gift cards. All those things are important because if you’re focused on the guest, and that’s what you’re really in business for, that’s why we’re moving in these directions. We’ve waited to do this right, and we think right is now. We’ve got the right player in Chase. We’ve got our franchisee community behind us in this. Our corporate restaurants are all looking for this convenience. Let’s speak to a couple of the elements here that I know franchisees need to be satisfied with, and this speaks to Chase coming to the party. Chase brought us really a price tier that allows us to compete with our P&Ls on accepting credit cards. This is a real cost component that I know our franchisees need to be satisfied with. Chase brought that opportunity here. At Burger King now we have a cost tier that’s really exceptional. The other thing the franchisees and our operators need to be satisfied with is related to speed of service. Chase is also bringing forward the latest technology. Allows us to have the speed. Allows us to have the flexibility. And allows us to have the accounting and the infrastructure there that satisfies the needs of all of our operators. So for a lot of those reasons, we think this partnership with Chase is the right one.

[Video ends]

Scott Betts: Good morning. What a wonderful story on that video. I’m excited to share with you our plans for 2004. A year that promises to be both exciting and transformational for our business, for our clients and customers, and for our company.

We’re all aware of the tremendous amount of change that’s taken place in the payments industry over the last couple of years. The result has been solid growth in card acceptance at the point-of-sale. We see profound changes in the environment. Banks are continuing to consolidate not only their branches and assets, but also their product offerings. The merchant community has emerged as an increasingly vocal and influential group. The associations are consolidating their brands and their product offerings. Certainly our announced merger of Concord was big news in 2003. In fact, change is everywhere.

To win in the marketplace, we’re responding to this change by creating the Domestic Enterprise Payments organization, which we’ll share with you in some detail today. We are excited about the opportunity to provide sales, service and product solutions in a much more integrated manner. We believe this will position us to earn our clients’ business by delivering increased value across our collective businesses.

There couldn’t be a better time for this change. The convergence of the Concord merger, the ever-increasing size and scope of our Merchant point-of-sale business, and the market changes that we’ve just outlined, afford us an opportunity to unlock new revenue sources, opportunities to improve service, and set a stage for a new level of cost efficiencies.

Let’s talk about some of the inherent benefits of this new enterprise structure. We’ll continue to focus on reducing the cost of payments, for both our merchants and issuers. This has been one of the historical strengths of First Data. But as we grow in size, we must continually challenge ourselves to find new ways to lower costs.

We’ll leverage our existing breadth of products and services, as we have the broadest range of offerings in the industry. Concord certainly builds on this. Simplifying these offerings in an integrated fashion will give us further opportunities to drive revenues.

Importantly, we’re adding an Enterprise Sales team to maximize our largest client relationships. Simply put, we’ll become more customer-friendly, and reduce the complexity of dealing with all our various products and services.

Lastly, we must focus on those opportunities that provide the highest growth. We will continue to manage our portfolio of businesses, to invest in those that deliver the highest growth, fix those that don’t, and exit those that don’t fit.

Here’s a simple schematic of what this new organization will look like.

First, we’re driven by a greater focus on our customers’ businesses. We’ll be aggregating business and product groups the same way they do. For example, we’ll bring all the debit (branded, network, signature and ATM) businesses under one group. Similarly, all check and DDA access products will also be consolidated. Several new business groups will be formed, such as our emerging healthcare group, and of course the traditional merchant point-of-sale business fits in here also.

Our sales efforts will mirror this as we get more expertise in control and simplify our customer relationships. For our larger customers, we’ll be moving to a new Enterprise Sales structure, with very senior FDC executives owning the overall revenue for these clients on a consolidated basis. This should greatly simplify the interaction, provide better service and allow both sides to exploit opportunities quicker.

We’re also creating Enterprise Utilities (or centers of excellence). They will aggregate duplicate services that today reside in multiple locations. Examples would be call centers and other back-office operations, transaction processing, as well as customer service. This new organization will provide more operational focus, delivering these services at higher quality and lower cost. This will allow our business leaders to focus on revenue generation and revenue protection. These utilities are represented by the horizontal blue lines on the screen.

This capability will provide better service and cost savings, but more importantly, provide the capabilities to leverage these operations to support new businesses and integrate new acquisitions. It’s easy to see how new business or acquisitions would easily fit this model. For example, the shaded area representing Concord will simply blend into the balance of this organization once the integration is completed.

Without a doubt, the marketplace is becoming much more competitive. Driving efficiencies and lower costs is increasingly important to our customers. The best way to reduce cost of payments is really to be the low cost producer. Our ability to be the single source for all types of payment—whether it’s debit, credit, stored value or loyalty—will become increasingly important.

What’s new here is our ability to leverage the scale of the service offerings across the businesses in areas such as settlement, risk, reporting, as well as the obvious areas of customer service. We’ll continue to measure ourselves against the marketplace to ensure that overall we remain best in class.

The diversity of our product set provide opportunities both for small and mid-sized clients as well. Scale-and-scope here does not mean one size fits all. In the areas of products and services, we’ll be better able to customize our offerings to our clients of different sizes, as well as different market segments. Lastly, the ability to use these utilities in a plug and play manner will greatly enhance the ease, the speed and the economics of new product launches. For example, services that once might have been duplicated to support a new product will now be sourced centrally.

Another important aspect is leveraging enterprise sales in this approach. In the end, our success depends on how well we can leverage the multiple sales channels with which we compete in the marketplace. Central to our growth is the commitment to increase our sales performance. That’s a theme you’ll hear throughout this discussion.

As part of the new organizational focus, we will ensure our various sales efforts are more closely aligned with our customers. Over time, we will better integrate not only our products, but we’ll also better integrate our business support systems, contracts, reporting, settlements and much more. This alignment should foster more collaborative environments for new products and services, and allow a higher penetration of our existing product base in our existing customers.

We are already building greater skill and expertise in our sales force and customer managers at all levels. Our new CPO or Combined Product Offering is a terrific example of combining credit, debit and check services to a broad range of merchants.

It’s probably appropriate to tie these organizational changes back to the macro level industrial trends we talked about earlier. Bottom line, we believe that an integrated process will improve our financial performance, help us hold our margins, improve our profitability and mitigate continued pricing pressure. Pricing compression has always been inherent in this business and we see that continuing in the future. We’ve been able to maintain our strong operating margins by reducing costs and increasing value-added services. In addition, the diversification of our customer and product base—in particular with the addition of Concord—will continue to provide some insulation to continued revenue and margin pressure. For example, the Concord merchant base brings a nice complementary mix of small and mid-sized retailers, as well as large retailers in specific verticals. Finally, on margin and profitability. We look for 2004 to look similar to 2003 in terms of growth and stability. Our primary focus will be on investing in the organic sales engine and integrating Concord in the most expeditious manner.

Let’s turn now to some more specifics about the Concord merger. We see 2004 and 2005 as key years. We will be aggressive in our integration of First Data and Concord, and we expect 2004 to be a year of investment, with 2005 and 2006 being payback years. Concord brings to the First Data family several key growth segments. In the merchant world, their products, services and market share in petroleum, grocery and QSR are just great fits with ours. We see an opportunity for growth in all of these important segments. We also get the leading branded PIN based network in STAR as well as the associated ATM driving business, both great growth opportunities.

I know the subject of Issuer signings is on top of everyone’s list. While it’s still premature to share details, I will say that we are now able to approach our customers on a joint basis, and we will be competing hard for new and renewed business. The last year has been rough as the uncertainty of the deal handcuffed us in the marketplace. But as these markets change, the power of our combined products and services become better known, and the overall growth of the debit segment continues, we believe this will remain a large and important growth opportunity for us.

We also get a mature and tenured sales force to complement ours. We see great promise in the expanded product set that will be sold by a sales force that will exceed 2000-plus. We also see the opportunity to leverage our multiple referral relationships with this new sales capability, increasing productivity further.

Some of the more exciting and immediate revenue opportunities that come from this merger are really in the joint product areas. We’ll be able to improve our TeleCheck business by expanding our view into checking accounts through the PPS business, which Concord brings to us, lowering our warrantee expenses.

We’ll have a host of debit-based solutions for all types of merchants. We’ll gain synergies with our Western Union business in the areas of payroll cards, stored-value and the trucking business. We’ll also be able to provide an increased breadth of web-based payment options. And importantly, we can leverage these with the value of our brand across these new products and services.

Again, I know we’ve had several questions concerning the Concord integration planning and process to date. Let me cover a few of those highlights now.

Related to 2004 guidance, it would be inappropriate for us to comment on the 2004 Concord projections while they’re still a public company. However, we are still comfortable that Concord will be slightly dilutive in 2004. This could get better if our synergies materialize earlier.

Overall, we’re in excellent shape in our planning and implementation given our pre-close restrictions. We have a very complete plan for each synergy, are staffed and ready-to-go. The organizational design has been completed to the business unit level and we’re ready to hit the ground running. As to the synergy timings and amounts, clearly platform and data center consolidations will be a large part of the synergy value.

We anticipate realizing a minimum of $30 million of synergies in 2004, which is included in this slightly dilutive effect of Concord in that year. We expect to realize 70% of the synergy value in 2005 and the full synergy value of $205 million in 2006. It should be noted that this investment made by the combined companies for the three-year period is still less than one year’s operating cash flow from Concord. So we still feel very good about the cash flow from the Concord business and the economic value of this deal.

Once this deal closes, we’ll be in a more appropriate position to discuss specifics about the nature, timing and extent of these synergy activities. You should expect us to update this during the first quarter earnings release.

To summarize, 2004 will be an extremely busy year but one we are excited about. We look forward to having Concord become part of the First Data family and growing together in the future. As Charlie continues to remind me every time I see him, the most important task for 2005 will be the execution of the Concord integration plan.

Let’s look at our acquisition strategy moving forward. Acquisitions have been, and will remain, a large part of our growth strategy. As mentioned earlier, while we’ve been curtailed in 2003 as we sought clearance for the Concord deal, we’re once again actively looking for opportunities that fit into our business. As we stated previously, our long-term growth model includes the portion of growth that comes from these acquisitions. We believe we’re also in a much better position to handle future acquisitions, be they the smaller tuck-in type, or larger ones. The new Enterprise Utility capability will enhance the speed and ease of future integration.

Now I’m going to turn my comments to the core merchant processing business, which I’ll define as the US-based point-of-sale business. The growth of our domestic point-of-sale business in 2003 was largely driven by internal sales. With about 8 months of grow-over related to our 2002 Paypoint acquisition as the only significant exception, and no other acquisitions in the year.

With this restriction on acquisitions, we focused more on our fundamental sales productivity. While we continue to grow at rates that are at or better than our competition, we believe we can do better. In fact, with investments we’ve made in 2003, we expect sales performance as measured by new revenue signings, to increase by 20% next year.

Focusing on our sales productivity and performance has led to significant investments in sales capability over the past 8 months. It’s having a significant result rolling into 2004. These include an increase in sales force of about 8% and it should be noted that Concord will add another 5% to that sales force. We’ve improved our product cross selling into our existing merchant base by increasing our tele-sales results ten-fold. From a run rate earlier in this year of $250,000 of new revenue a month, to a point now where we’re exceeding $2.5 million of new revenue every month. More significantly, by standardizing our best practices across all of our sales channels, we’ve increased our 2004 sales targets by 20% on a revenue basis. You should note that we’re achieving these results already in some of our sales channels, giving us great confidence that on an aggregate basis we’ll be able to achieve this across our entire business.

We will continue to evaluate our overall merchant portfolio in 2004 and take advantage of opportunities to create cash flow for future investments. We’ll do this particularly where we get a premium for our slower-growing businesses, while retaining a processing or bank partner that has a capability to grow the portfolio over the longer term. We see this as a normal investment strategy and part of our overall management of our point-of-sale business. Our divestiture of the

Domestic Agent Bank business in the fourth quarter fits this model well. We’re excited about the opportunities in 2004, because they give us a chance to grow in multiple ways. We’ll grow internally through expansion of our product set, as well as through acquisitions.

Lastly, I want to talk a little bit about our TeleCheck business, which we referred to earlier. The TeleCheck business did not meet expectations in 2003, and to be blunt, this business had a very tough year. We had significant challenges, including missed sales objectives and some margin deterioration due to one-time issues. We’ve taken proactive steps to address these challenges. We have reorganized and expanded our sales force by 25%. This is yielding significant improvements in the run rate entering 2004, with new merchant signings up 20%, equipment sales up 50% and the cross-sells yielding 300 new credit card acquiring deals per month. We think we’ve addressed that issue and we’ve got that fixed moving forward to 2004.

We believe this business is worth fixing because the opportunity to increase penetration of the total check guarantee and verification market is so big. While check usage overall has declined slightly, there still is plenty of market share opportunity ahead of us. We also believe we can leverage an integrated, single-source solution, such as the combined product offering I talked about before, to reach these new merchants. With a breadth of close to four million merchants in the combined First Data/Concord merchant base, we have huge opportunities.

Importantly, we’ll get an immediate gain on the shift of Concord check sales from their current supplier to TeleCheck. Finally, as I mentioned, we can leverage the cross-sell opportunity wherever we can once we merge these sales units. We believe this business is viable in the long-term and will contribute to our expected sales growth.

As I mentioned earlier, we’re also going to leverage improved operating costs with the inclusion of Concord’s PPS products, improving our warranty expenses. Bottom line, we believe we’re well positioned to win in the marketplace through increased scale, providing lower cost and greater diversity in our business. The breadth of our product offering will be unmatched in the marketplace. Our key focus in 2004 will be on achieving superior execution.

Now we’re going to move to a brief video on Western Union, after which Christina Gold will address the Western Union business. Thank you.

[Video plays]

Speaker: The world was made a little smaller and people were united with the possibilities of e-commerce for the first time in 1871. Since that first secure money transfer, Western Union has crossed time and space to build a brand the world equates with speed, reliability and most importantly trust. Redefining borders, expanding our customers’ horizons and linking them with opportunity has built up the trust in our brand while it’s expanded our reach.

With hundreds of thousands of agents and partners in hundreds of countries worldwide, Western Union and First Data are focused on uniting people with possibilities. Each day the landscape of global commerce changes. Reinventing the way people build their lives and build dreams. It’s people’s dreams that are linking nations and creating boundless opportunity. And the trust they have in Western Union means we’ll be there to assist them in building their world of opportunity.

The key to our success? Supporting people’s dreams from start to finish. Money transfers, bill payments and prepaid services. For over 150 years Western Union has used the latest technologies to expand its business and enter emerging markets. Connecting people anywhere and anytime, with products and solutions that meet existing and emerging needs helps Western Union make the world a “closer” place.

[Video ends]

Christina Gold: Good morning everyone, and welcome.

I’m pleased to update you today on Payment Services and Western Union. Payment Services, led by Western Union, which represents approximately 80% of segment revenue, continues its track record of strong, consistent financial performance on the top line and bottom line.

Over the last five years, we have nearly doubled our revenue to $3.7 billion—primarily through organic growth and network expansion. In 2003, we generated $1.2 billion in profit through flawless execution, every day, around the world. Margins remain strong in a highly competitive and increasingly regulatory environment. Our scale and marketing expertise are unmatched.

In 2003, Western Union handled 215 million money transfers and bill payments. We processed nearly 900 million prepaid transactions last year. Western Union services are available at more than 182,000 storefronts in more than 195 countries and territories, as well as through a variety of other convenient options including telephone, ATM and online services. Our product diversity, size and geographic reach remain second to none.

At the Payments Investor Conference in May of last year, I described why Western Union is winning in the marketplace. Let me remind you of those strategies.

First of all, we are well positioned in a huge market. We continue to expand and diversify our global distribution. More than ever, we are investing to build the brand and enhance the consumer experience. Finally, we are leveraging our channels and diversifying our product offerings.

Our position in a huge market strengthened as we gained additional share in 2003. Our share of the worldwide remittance market is now estimated at 14%, compared to 12%, last year. The size of the remittance market is estimated to be just above $150 billion, growing at an annual rate of 5%. In 2003, the face value of Western Union International transactions, Euro-adjusted, increased 21% over prior year.

Much of this opportunity continues to be defined by global migration. 175 million people have migrated from their home country and are settled and working in a new country. In most cases, supporting family members left behind.

The breadth and diversity of today’s migration trends are mirrored in the geographic reach of our agent locations. Across the globe, Western Union has more than 182,000 locations providing the service and security our customers rely on. Our regional leadership teams are strong, led by Bill Thomas in the Americas, Hikmet Ersek in Europe, the Middle East and Africa, and we are pleased to announce that Ian Marsh has joined Western Union to lead the Asia-Pacific region. Ian has extensive experience in Asia including more than 30 years at American Express. Ian will be located in Hong Kong.

We offer our customers a diverse network of agents conveniently located in the communities where they live. Today, our agent base in North America primarily consists of supermarkets and convenience stores. Check cashers represent 15% of the network, and tend to be located in the neighborhoods that appeal to immigrants. Internationally, our bank and post office networks represent more than 75% of the agent base. In fact, more bank locations offer Western Union services than any other class of trade in our entire network.

Across the globe and in their communities, customers can find a Western Union agent they know and trust to provide fast and safe electronic cash connections. This is just a small representation of our superior network of Western Union partners. You’ll see Kroger, a key agent in the U.S. who we resigned in 2003, and the Australian Post, which added Western Union money transfer to more than 3,000 post locations last year.

Today, Western Union’s consumer-to-[inaudible] business is the engine driving Western Union growth, representing approximately 80% of money transfer revenues.

Our approach to growing the C2C business is clear and focused. Aggressively expand and diversify distribution. Develop corridors and build brand awareness. And, drive agent productivity and market strength.

Aggressively expanding and diversifying distribution is a key area of focus when entering new and emerging countries or markets. Countries such as China and India are in the very early stages. We are just scratching the surface of that potential. While others, such as those in Latin America and our top send countries, are more established, but remain strong and vital to overall growth.

Our distribution strategy is simple. We focus on adding quality agents in the right locations to build strategic growth corridors and maintain our global distribution advantage. In the last five years, we have added more than 127,000 locations, more than 80% of those internationally. We are executing against this strategy extremely well. We will likely end 2004 with between 210,000 and 220,000 locations, depending on regional coverage needs.

What this means, however, is that our global agent base is extremely young and really still developing. This slide demonstrates the percent of international and North American locations falling into specific age brackets. For example, 59% of our locations in North America have been providing service for more than five years. Compare this to our International network, where more than 100,000 locations, or 84% of the International network, has been in service for five years or less. In fact, 44% of International locations have been with Western Union for less than two years.

In China and India, we have added about 25,000 locations in the last three years. Overkill? We don’t think so. These markets have tremendous potential. Our strategy is to secure a distribution advantage as the foundation for our long-term competitive strength. This strategy is well tested and proven. Looking forward, we estimate that based on the world population, particularly in Asia, the global market could sustain between 300,000 and 500,000 locations.

As our distribution footprint expands, we focus on developing international corridors and building brand awareness. This requires adding ethnic send agents, while building brand awareness in receiving countries and within key send countries.

Over the last several years, Western Union has built an effective network of agents located in ethnic communities around the world. For example, in the United States and Canada, ethnic agents represent approximately 15% of agent locations but generate more than 60% of the International outbound transactions from North America. In 2003, we added nearly 1,000 new ethnic locations to the U.S. network. In less than 12 months of service, these agents added more than 800,000 new international transactions, or 2% of international transaction growth. Transaction ramp up and growth rates from these agents are typically higher than network averages. We will continue to aggressively pursue this strategy in 2004 in both the U.S. and Western Europe.

The next slide shows you examples of ethnic Western Union locations. These agents are successful business owners, respected in the community. Employees speak the language of their customers. Point-of-sale materials are also language specific. Most importantly, consumers feel safe and comfortable in this, “their” environment. These types of agents are being identified and developed across the globe and will be instrumental in delivering strong, consistent growth.

A priority in 2003 was developing the China and India corridors. It remains early in the process, but corridor and brand development in both countries are on track. We have learned much over the past year. Let’s take a look at China for example.

In 2003, transactions and revenue to China nearly tripled compared to 2002 levels despite slowdowns in the year due to compliance.

In addition, we have seen visible success from targeted corridor marketing promotions. We have just concluded a media campaign for the Chinese New Year. The campaign drove an increase in January that again, nearly tripled U.S. transactions to China compared to January of 2003.

We are raising brand awareness. The message is spreading and transactions are growing.

An important element in the C2C strategy is continued improvement in agent productivity and market strength and 2003 demonstrated positive results.

C2C transaction growth continued to be strong at 19%. Our international business is very strong. International transaction growth was 25% in 2003. In 2003, Western Union had positive transaction growth in 49 of our top 50 countries. In our top five International send countries, outside the U.S.—Italy, France, Germany, Spain and the U.K.—transaction growth in 2003 was 30%. These well-established countries have delivered superior growth. Mexico transaction growth was 22%.

We also improved the productivity of new locations. In the U.S. and Canada, transactions per location of agents added in 2003 increased 25% over typical year one averages. Internationally, send agents newly activated in 2003 produced more than two times the transactions historically generated in Year One. This focus will continue.

Overall, we are pleased with our results in 2003. However, in 2003 we experienced a number of challenges related to compliance. In 2003, we strengthened our transaction oversights and compliance efforts through a combination of system improvements, agent training, and added staffing resources in key areas. Compliance challenges, currency fluctuations, uncertainty in the Middle East, and grow-over related to economic issues in certain Latin American countries, all impacted our transaction growth in 2003.

Our customer centric approach will influence consistent, long-term growth. Our initiatives center on Getting To Know Our Customers, diversifying distribution, targeted marketing efforts and improving the experience at the point of sale.

We are simplifying transactions for both the consumer and agent, improving customer retention, increasing the number of new customers, and strengthening transaction oversights and compliance efforts. Today transactions begin at the ATM, agent counter, on-line at WesternUnion.com, or at one of our 6,000 direct connect kiosks, where consumers are guided through transactions in their native language by one of our customer service professionals. We continue testing new services, including direct-to-bank and cash-to-card. We’re making our services easy and convenient, available to consumers when, where and how they want it. Western Union is a single-source provider of end-to-end payment solutions.

Our global marketing campaign further demonstrated added focus on the customer. Each year, we make significant marketing investments, approximately 7% of revenues, to build brand awareness and to support long-term growth. Several of our new media campaigns delivered strong results in 2003. For example, in our domestic money transfer service, we increased unaided [inaudible] awareness 4%, which resulted in about a 5% lift in new customers.

As we’ve discussed for some time, Mexico is a real success story that demonstrates the effectiveness of our unique marketing program. Today, our Mexico business represents approximately 5% of segment revenue. In 2003, money transfer transactions to Mexico grew 22%. Mexico’s $10 billion plus remittance business is highly competitive and our targeted marketing efforts are helping us to win.

Now, let’s compare and consider China and India, whose combined remittance markets are at least 2.5 times the size of Mexico at over $25 billion. China and India combined are 1% of segment revenues. Again, the potential in China and India is huge. In these countries, we continue launching our marketing programs both in country and in strategic send countries around the world. These efforts are helping deliver new transactions every day. Here’s an example of our new campaign for the Chinese New Year. This spot was developed in Hong Kong and it was run in New York, San Francisco, Los Angeles, and in Europe, and in China and in Australia.

[Video in Chinese]

Christina	Gold: I hope you all understood that one.

In 2002, money was sent from the U.S. to China from approximately 5,000 different locations in the U.S. In 2003, the number increased to more than 15,000 locations sent to China from the U.S. One reason is our effectiveness in building the brand awareness that ultimately drives transactions.

Another part of building the brand is building loyalty – “Getting to Know Our Customers” and proactively managing our relationship with them. Over time, we have developed a U.S. database that now includes information on more than 70 million customers. Our cross-selling and targeted marketing efforts are more effective because we have linkages to our customers that we have not had in the past. Our consumer database has expanded into 12 countries outside the U.S., including Italy, France, Germany, Spain and the U.K.—our top five international send countries.

In 2003, we tested a variety of loyalty card programs to determine the most effective approach. We learned a great deal with proven results to move forward. To date, Western Union has about 1.5 million loyalty cards in use.

By using the cards, customers have the opportunity to gain benefits such as service fee reductions, special merchandising offers, and gift card awards, as well as a significant reduction in transaction time, which is a key factor for our agents.

Western Union now has the capability to understand consumers’ buying habits and remittance behavior while building long-term relationships based on mutual needs. We have experienced improvements in customer retention and transaction frequency. Knowing our customer through our loyalty program has also enhanced compliance efforts. With each card activated, we drive increased revenues and increased profitability.

In 2004, the loyalty program will gain momentum globally with the Western Union “Receiver Card” which rolls out in 35 countries and simplifies customer identification and speeds transaction processing.

This is one more example of how we’re maximizing the potential of the C2C market. Our C2C strategy is clear. We will maintain our competitive distribution advantage, execute in corridor and location development, and maximize the strength of the powerful Western Union brand, to drive long-term, consistent growth.

In addition to our C2C money transfer business, we offer a diverse portfolio of Consumer-to-Business and Prepaid services, with an established position in big markets that offer tremendous growth potential. Leading this area is Mike Yerington.

The C2B market opportunity is huge. Today, more than 70% of consumers report paying some type of bill electronically. In 2002, an estimated 3.8 billion payments were made electronically with projections reaching more than 7 billion in the next five years.

Our traditional urgent cash based collection products, such as Quick Collect, is being impacted by a growing trend toward electronic payment options, as well as the competition. C2B transaction growth in 2003 was 12%. Excluding Quick Collect, C2B growth was 19%.

Our strategic acquisition of E Commerce Group and PayMap bolstered our presence in this space, and are generating very positive results. E Commerce transactions in 2003 increased more than 30% over prior year. ECG will exit 2004 on a run rate of nearly $100 million in annual revenues.

Both products have clearly improved Western Union’s market position. Our revenue in the C2B category is better than a half a billion dollars—and that is in the U.S. alone. We continue to assess this category for strategic global acquisitions to further capitalize on this market opportunity.

Finally, let me update you on the huge potential in the prepaid and stored-value area, where our focus is primarily on prepaid wireless and gift cards.

Current estimates place the prepaid wireless market opportunity at about $125 billion. Today in the U.S., Western Union provides prepaid top-up service. Now, with our recent purchase of Eposs, we are positioning ourselves to tap into the much larger International prepaid wireless market.

The current driver within our prepaid segment is ValueLink, the gift and spending card service.

Today, the gift card market is estimated at $42 to $45 billion. As many of you heard over the recent holiday season, gift cards were a major part in this year’s retail sales. 2003 holiday gift card sales reached more than $17 billion nearly 8% of all holiday sales.

ValueLink provides service for some of the biggest retailers in the industry. Names like Wal-Mart, Starbucks, Hallmark, Borders, and Pizza Hut, to name a few. In 2003, ValueLink had increased transactions nearly 30%, compared to 2002, to nearly 900 million transactions.

We are also expanding this product around the world and have relationships with Starbucks in Japan and Wal-Mart and Borders in the UK. In December, we signed an agreement with ESPRIT Europe to implement their gift card program. In 2003, less than 5% of our business was from international sources. In both the U.S. and internationally we are focused on this growth opportunity.

2003 was a very solid year. We are positioned to deliver solid results in 2004. Our global markets provide huge opportunity for growth. Though still young and developing, the breadth and diversity of our distribution network is unmatched. We have over 182,000 locations up and running and expect to add to the end of 2004, with 210,000-220,000 locations.

In 2003, we demonstrated significant success adding ethnic locations. We will continue that strategy in 2004. Our brand is strong and is tested. In 2004, we plan to invest significantly in marketing to increase brand awareness and drive transactions. In fact, we plan to invest 20% more in the first quarter of this year versus the first quarter of 2003 on targeted marketing programs to further drive transaction growth.

We will continue to aggressively sell our diverse product offerings, capitalizing on tremendous growth opportunity. We will soon begin to lap the negative impact compliance had on our business in 2003, particularly on our domestic business.

I know our initiatives are delivering results. December and January results give us confidence that our growth initiatives are working well. Revenue and transaction growth rates for these two months exceeded fourth quarter rates.

Today, Western Union is strong, is winning in the marketplace, and will be even stronger tomorrow. Our strategies are clear, our priorities are set, and we have the team to win.

Thank you, and now I’ll turn it back to Charlie.

Charlie Fote:	Thanks, Christina. Before we get to questions, I think we’ll have a little more time at the end. We’ll continue to move along with eONE.

Let me tell you about eONE. It’s migrated from an e-business to a B2B business, business-to-business, and a B2G business, business to government, mainly revolving around payments. Much prospecting continues to be done in the e-world. That means we’re still playing in the sector in some areas in others we have defined products and opportunities and revenue streams. Remember, that business does have a revenue stream.

A lot of Encorus activity going on in the e-world at First Data. The Encorus company is our macro and micro bill payment company or payment company mainly in the mobile space. That’s what’s going on in eONE.

Secondly, in the Card business as I promised, and I said I’d get it done by this conference, we hired a new leader. His name is Jim Schoedinger. He’s the President of Card effective immediately. I asked him to do this presentation. He delegated it right back to me. Like I said before, there’s absolutely no power in this job. Let me tell you what’s going on in Card this year.

We continue to make progress. Last year we put in 36 million accounts onto the database. We still have 70 million accounts yet to be converted. About 70% of those will move to our database in the first half of this year. About another 50 million accounts will move in the next six months. With some hard work, we’ll have all the accounts that are in the pipeline on our system by the end of 2004.

The last issue on Card is, just to be clear, Bank One contract which was originally scheduled to end June of 2004. Bank One and First Data have worked on an arrangement where they can convert through September of 2005. So that paperwork has been, as we reported earlier, has been signed and is part of the Bank One agreement as we speak.

Now let’s talk about First Data International. As I said, Pam couldn’t be with us. She had some travel conflicts, so I’m going to step in for her. I don’t look exactly look like Pam, but I think I can get through some of the messages she’d like me to carry.

Now I’d like to spend a few minutes on her business and bring you up to date on what’s happened since June of last year when we presented to you in London. I’ll focus on some of our achievements since then, and how we’re positioned to continue building on the successes we are seeing around the globe, because we truly are a global company.

These strategic initiatives form the foundation of our international expansion. They have driven success in 2003. Continue to provide a solid platform for growth this year in 2004.

We’re innovating new products and find new and creative ways to enter new countries and markets. The way we will do this is with a combination of build and buy. Build and buy as acquisitions are a key part of our growth strategy internationally.

We’ll grow our existing customer base through superior service and operational excellence.

We’ll leverage our existing strength in our IT infrastructure and capabilities,

And we’re expanding VisionPLUS and merchant opportunities around the world, including alliances and card portfolio conversions.

We sell and serve this business in three regional units: Europe, the Middle East and Africa; Latin America and Canada; Australia, New Zealand and South Asia; China and North Asia; and our oldest being Japan. With this organization, we’re able to deliver complete solutions to the needs of very different markets.

With more than 560 million internationally branded payment cards in use, Europe is one of the world’s largest card payment markets, with transaction face value of over 2 trillion Euros. Debit remains dominant with 80% share in Europe. However, there is a growing interest in revolving credit around Europe such as we’ve seen in the UK over the years.

Many markets are served by domestic interbank organizations, PoS and ATM networks. Most card issuing, processing and acquiring remains nationally based and continues to evolve. I remember in the old days in the US you had associations that were regionally based that were large. When you move outside the US, you see countries that look like the old U.S. associations.

All of the major markets are progressing toward EMV smart card implementation. And that’s smart chip card.

We’re building our market position with four new mainland card processing agreements concluded in the second half of last year, as well as renewing contracts the Co-operative Bank in the UK and Dresdner Bank in Germany.

New products and services are essential to maintaining our position in this market, obviously. Our investment in new technology is a key differentiator for First Data. It makes our customers more competitive. Let me give you an example of some of the new series of products introduced in 2003.

First Alert—that’s an instant messaging system linked to the First Data fraud detection systems.

First On-line—an Internet front end enabling card issuers to provide customer servicing and new card applications on-line, so service from home.

Chip and PIN—supporting the UK rollout of the PIN at POS

And e-verify—providing security for merchants and cardholders via the Internet, in line with both MasterCard and Visa mandates.

We’re seeing EMV drive change in this market at a greater rate than any other. First Data is the recognized leader in the migration to smart cards. Believe it or not, we have 17 million chip cards from our European processor alone. We recently formed a strategic alliance with one of the founders of the smart card industry to offer an end-to-end smart chip card solution for all card issuers.

We have reinforced our presence in Germany with the acquisition of TeleCash. That’s about 188,000 terminal locations, which is one of Germany’s leading Network Service Providers.

Integrating acquisitions is key to expansion, and we have successfully completed this activity with TeleCash in Germany and Active in the UK.

We successfully migrated the merchant business of POS Transact, our acquiring joint venture with Deutsche Postbank. We converted them to the OmniPay system. This was a major breakthrough project for First Data.

For sure, we’re off to a good start in 2004 and anticipate being able to share ongoing good news with you from Europe for a long time.

According to Nilson, Brazil is the largest card market in Latin America. Canada is the fifth largest card market in the world.

We’re experiencing the most widespread acceptance of our complete solution in this region, from merchant alliances to card and merchant third-party processing, to software management through our VisionPLUS system, to software sales and professional services engagements.

We are well established throughout Latin America and Canada and are building on high growth trends in the market together with our existing broad coverage to strengthen product and service distribution channels and for sure open new ones.

One great example is the Scotiabank POS alliance in Mexico. ScotiaPOS is a new merchant alliance between First Data and Scotiabank Inverlat that will enhance domestic and international merchant processing south of the border.

To further our strategy of shifting VisionPLUS from a software to a processing business, as Pam talked about last year, we formed PROCESA, a new processing company in Panama, in partnership with Banco General. PROCESA serves as good example of our initiatives in action. Leveraging our VisionPLUS system in a service-bureau mode in a new geography.

We have been successful in expanding relationships with other clients including a five-year agreement with Unibanco, one of the largest banks in Brazil.

In addition, we completed a 10-million card account conversion for one of the largest retailers in South America to VisionPLUS. The message here is VisionPLUS certainly has gotten some transaction traction in both the software sales arena and the service-bureau arena.

By far, the most mature market in this region is Australia, where use of credit and debit cards is widespread, and where electronic bill payment is growing there rapidly. Since 1997, the number of ATMs has increased 123% to almost 20,000. And the number of EFTPoS facilities increased by 118% to more than 440,000.

This is important, because in December, we announced the intent to acquire Cashcard Australia Limited. It’s a leading electronic payment service provider. It has more than 50 member financial institutions and several thousand merchant locations. Cashcard will close once the transaction is cleared by the regulators, and is a strong example of our expansion effort overseas.

NAB—National Australia Bank, Commonwealth Bank of Australia, Westpac and Australia and New Zealand Banking Group Limited are customers in varying capacities. We successfully completed the conversion of Westpac to a processing system using the VisionPLUS software in November of last year. So we’re up and running VisionPLUS in Australia. Another example of the VisionPLUS running around the world in a service-bureau mode.

Commonwealth Bank is now live with Dynamic Currency Conversion. You’ve heard it called DCC at the point-of-sale. Consumers can now pick their currency when buying at a foreign location either in the native currency of their card, or the currency of the country they’re shopping in.

The South Asian market is an attractive proposition for the medium to long term, and we are actively pursuing both relevant acquisitions and product penetration in this area of the world.

In this vast region, credit cards are used in less than 1% of private spending today. In China and North Asia, it’s less than 1%. Consumer adoption will accelerate, and we expect the upcoming 2008 Olympic Games in Beijing to serve as a catalyst here.

We see this as one of our most significant markets in the medium- to long-term. Our data center in Shanghai is now fully operational. We have the VisionPLUS code running up in Shanghai. You may recall in June that Pam said we were hopeful. That’s a junior order. We were hopeful we would sign our first outsourcing contract in the third quarter of 2003. Well, she did it. China Everbright Bank was signed last year.

In addition to the team in China, supported by our infrastructure in Omaha, Sydney and Orlando, we continue to build on this space by closing additional business and identifying opportunities.

For example, we count as clients four of the largest financial institutions in China and are pleased with the growing interest in our third-party processing solution, which is a new concept in China. For banks to outsource their processing, it’s very unique in China. We’re up and running, as I said in Shanghai.

Our progress is a great example of our international strategic initiatives in action. We are proud of the fact that this is a new geography for First Data as well as for Western Union.

Japan is a mature market with a long-established existing commercial card and merchant infrastructure. Any new entrant requires patience when you go to Japan. And we’ve been very patient in Japan. Pam restructured our JV in the second quarter of last year, in fact. That means it was a very patient JV. We continue to work hard at establishing ourselves in Japan. And our restructured joint venture with both NTT and DC Card is already in place.

We’re running out of time, but I want to leave you with the fact that we are winning. We are winning around the world. We’re growing and significantly expanding First Data’s presence worldwide.

We’re participating in high-growth profitable sectors of the payment industry. Canada and China are good examples.

One of the necessary tenets of our international growth toward the 2000 target, which is 33% of our revenue, is to grow internationally.

We’ll continue to acquire international companies that match up with our core competencies. Pam and her team are doing a great job at proving not only can we buy, but we know how to execute conversions.

We’re actively and successfully leveraging the core competencies of First Data not only in the United States, but throughout the world.

First Data’s reputation and leadership in the electronic transaction marketplace is significant as we move around the globe.

Our central and local management expertise is key to aligning with the customers.

Our product offerings, both existing and new, serve at the heart of the growth of the payments industry internationally. Everything moves at the speed of light.

Our distribution channels are second to none in the markets we serve whether its leveraging Western Union or it’s our merchant sales force or card issuing force.

Lastly, First Data’s strong balance sheet allows us to execute our growth strategy including prudent acquisitions around the world.

So as I said earlier, I feel good about the business. We are transforming it one day at a time, including the Concord acquisition. We’re very optimistic about the growth prospects as we look at 2004 and beyond.

Thanks for hearing the story today. With that, David’s going to orchestrate questions and answers.

David Banks: Okay, I just want to remind anybody who’s on the phone, press *1 if you want to ask a question. I think we’ve got a little bit of extra time here. So if you need to ask more than one follow-up, I guess that’d be alright. Right here in the front.

Q:	I have a question on the C2B business. I think in the fourth quarter, the year-over-year growth was about 10%. I know that’s being impacted by Quick Collect.

Christina Gold: Right.

Q:	I just kind of wondered when that deceleration in that growth rate would slow or stop and maybe begin to turn more positive?

Charlie Fote: Christina, why don’t you take a shot at that and I’ll touch on it [inaudible].

Christina Gold: There are a number of points there. We are looking at some other product options that will help us in terms of that particular product, but there are also some issues in terms of pricing and where we’re positioned in the marketplace and the competitive positioning on that, to be frank. To change our pricing really would deteriorate the category even more quickly. So we’re kind of developing new products and looking to acquire products to really fill in the space. So it’s really going to be a switch to another product and other offerings to cover that off.

Q:	Is it several quarters?

Charlie Fote: She’s right on what’s going on in the business. I want to compare it to another one of our businesses. In the merchant business, you see revenue per transaction going down when you move from offline debit to online debit. I already commented on the debit revenue per transaction and the growth rates. That’s kind of what’s going on in Western Union. When you get a mix of businesses or product offerings that are moving from Quick Collect, which is a very expensive, “I might not have to pay immediately” product from a C2B standpoint, you see a transaction shift going less expensive ways for the consumer to pay their bills.

So here’s what you have. In our business, we have the consumer-to-consumer business that’s the highest-priced; speed, reliability, trust product. Then we have the “pay your past-due car bill before the tow truck leaves your driveway.” That’s the $12 product. Then you have the “write a check” product for $2.50. I’m not exact on these, but I’m pretty close directionally. And then walk into a merchant and pay your utility bill, your electric bill for $1. It goes everywhere from the PC that can’t be afforded at home to do electronic bill payment so the agent steps in. So it goes from the dollar product up to the $12 product.

Now if you look at all the mixes, the margins have stayed strong. The revenue mix also hurt the revenue growth rates in 2003 as it relates to the segment. But you have to keep focusing on margins and cash flow in that business, or else you get misled on what’s really happening to our consumers at the point of sale and from home. If you look at the market share gain from 12-14%, you see that people really know Western Union. And for sure, we’re the brand of choice.

David Togut: Thanks. David Togut. Christina, if I could come back to India and China for a minute. Just going a little deeper, could you talk a bit about how your experience in India and China compares to other major countries as they started up in terms of transactions per agent, ramp up of agent locations, just anything qualitatively or quantitatively?

Christina Gold: I’ve only been here almost two years now, so I can’t go back to some of the others, but I would say what we’re seeing is very similar to what we’ve seen in other countries. What we’re doing is learning more about how to speed up the ramp up and how to better work our marketing plans to really meet the needs of that consumer. And the thing that we’ve really focused on is matching the ethnic agent, the send agent with the receive country. That is working very well, and we’re doing that not only in the U.S., but also pushing that also in Western Europe, and that’s going to be key to driving that continued growth.

David Togut: A quick second question for Scott, if I could. Clearly, Wal-Mart decided not to take Mastercard signature debit cards. Do you expect other major retailers to move in this direction? And how do you think about the impact this will have on your unit volume in signature debit in general pricing trends?

Scott Betts: Well I think there certainly is a lot of movement in terms of the payment industry, and in terms of the vocality of which merchants are expressing their points of view. We’re in the business of accepting all transactions at the point of sale. Unless you really believe that the consumers are going to stop shopping, we’re looking for transaction growth to continue. I think you’ll see some minor shifts between payment types as new payment types come into the marketplace, and some of these other things play out. But I don’t see it having a major impact on our business.

Speaker:	I’ll hand it back to Jim.

James Kissane: A question for Scott. Jim Kissane from Bear Stearns. In the network business, how do you convince banks that you’re competing for, that you have their interests front and center? Especially since you’re competing with bank-owned networks that clearly have the banks front and center. Where you have to balance the interests of obviously the FDC shareholders, banks and merchants? I’m just trying to get a sense of your competitive position longer term in the network business. Thanks.

Scott Betts : Well I think we feel pretty good about our competitive position over the long term. I think what people tend to discount is that we have very deep relationships with our banks on the merchant acquiring business as well as our issuing business. I think there’s more made of “Are we bank centric or merchant centric?” We’re really here to foster more efficient payment systems and do the processing of those payments as we do on a day in and day out basis.

I think we’re in a good position. I think we have strong relationships with banks. They understand that we can help them grow their business, and this is just another area where we’re going to be able to continue to help them grow their business in the future.

Q:	Quick follow-up for Kim. Does your 2004 capex target include potential up front payments related to the network business?

Kim Patmore: No.

Charlie Fote: We’ve got a couple follow-ups here on what Scott [inaudible]. When we talk about bank centric, you’ve got to know all our business partners. Our best business is operated through banks. You’ve even got to think about what’s going on with transfers to Mexico. Citigroup owns

Banamex. Banamex is our super agent in Mexico, so Banamex is a partner, and Citigroup is a partner through the relationship we have due to Banamex. That means any time there’s a retail location opened in Mexico, it has to go through Banamex. That’s our contract with Banamex. So there’s a very tight link between our bank community and that business as it relates to Citigroup Banamex.

If you look at the Western Union business in total, every transaction before its last stop is at a bank. We aggregate transactions. An agent will do 25 sends, and we’ll send it to 25 receives. It might be concentrated through one agent bank and distributed through 10 banks on the other side. Our whole business is the aggregation of payments. Driving down the cost of those payments then having the distribution occur on the other end. So even in the wire transfer business, banks are part of that business. They make a lot of money in that business. I think when you see some of the banks changing their approach to money transfers—should they be in it separately—it’s because today when you cash a check at a Western Union agent, you get 4-day float. Right? The consumer walks in with a payroll check dated today, and the merchant cashes the check and the money moves immediately. If you go into a bank and do that, they’ll break your wrist. If a teller tried to cash a check and give you good funds on a payroll check dated today and move that money today, they’d say, “You’re crazy. You can’t do that. That’s against our audit procedures.” Right?

However, when our agent deposits that check in that bank, they still get their two or three-day float. The banks are doing what they do best. They’re taking a piece of even the money transfer business. On an incremental basis, the cost of running a distribution network for even a bank that has 5,000 locations isn’t economical when you’re talking about the kind of distribution we have.

The last issue is on the Mastercard business. If you think about what Scott said, and then think about Chase. Chase is the acquirer for Wal-Mart. If you look at your credit card bills, you’ll see that when you use a Chase card at Wal-Mart. Chase, I’m sure, is working the concern over their largest acquiring customer doesn’t take a type of Mastercard.

I think there are lots of moving parts here. We’re trying to drive down costs. I think banks are important. Banks aren’t selling their deposit accounts under a brand, including STAR. They’re not out there saying, “STAR is a brand. Please deposit your money in STAR.” They’re not doing it with Mastercard, they’re not doing it with Visa. They’re doing it under their bank names.

I think over time, if we can drive down payment costs per transaction and that’s passed on into the network, people win on both sides. Both the checking account side or the credit side and the merchant side. I think that’s going to be a well-balanced payment system, and I think that’s what First Data’s all about.

Q:	There’s a question for Christina. Is there a way to think about Western Union’s growth rate, in terms of the portion that will come from productivity improvements from all the recently-signed agents versus new agents and other items? Basically, I’m trying to figure out how much of the growth over the next few years will come from productivity or the maturation of the newer agents?

Christina Gold: I know we don’t say organic growth, but our same-store business is pretty solid. We see that continuing pretty well. It’s really a mix, and it just depends on which country, which market and what stage of development. It’s almost like a checkerboard that you have to really balance all the components to come back to really what we’re talking about in terms of the guidance. It’s really not one set thing. Each market is very different from the other.

Charlie Fote: Why don’t you give him the stat?

Christina Gold: The same-store? I have it.

Charlie Fote: Good.

Christina Gold: 13.7%

Charlie Fote: What’s the breakout on loyalty cards?

Christina Gold: On the loyalty cards, we saw retention—and this is just on our first round of it, we didn’t have that much information in terms of targeting—but we were able to get a 7% lift in retention, which is a key issue for us. We got a 6% increase in frequency, and we picked up revenues by 13%. That’s on a big mailing. Now we have more demographics to really target it, and we think it will be even stronger.

Charlie Fote: What Christina and her crew have done since she’s gotten here is really get deep on the customer—our specific customers in the U.S. and around the world. It’s helping us with the growth. Last year, taking everything into consideration, it was still a very strong year.

Q:	I was a little unclear from some of the earlier questions. Should the year-over-year growth rate in payment services for the first quarter, or was the fourth quarter the low point in revenue growth from payment services? Should it accelerate in 2004 as the year progresses?

Charlie Fote: No guidance, but we’re off to a good start. You’ll be getting actuals in a short period of time.

Adam Frisch: Adam Frisch from UBS. Charlie, could you give us an update on the sale of NYCE, and whether or not you perceive the ability to have access to those DDAs after you sell it?

Charlie Fote: I’ve said this before. If you look at the strict overlap—it wasn’t just an exercise because I had nothing to do for a few months to understand the competitive issues as they related to the DoJ—but if you look at the direct overlap of the two brands on that card where NYCE was on the card and someone else was in a direct market, it was a very small sliver. A lot of the opponents of the merger were on the merchant side. The issue was, “We’ll have to accept that card. If we own both companies, we’ll drive up the price of doing business at the merchant location, or the cost to the merchant.” There were a very small number of cards that overlapped. I think it was less than 5%. So when a merchant was complaining about us being a monopoly in that marketplace for those two logos on a card, it was very small. Some of those merchants have more than 5% of retail market share. Right? If you just look at it, that argument, that’s why we were going Monday morning, and then some things changed at the last minute. So if you think about it in that light, there are other ways to get to the other 95 or more percent of the checking accounts. I’ll just leave the arrangements and the way we’ll get there at a later time. Just remember, the severity of the overlap was a small sliver of the two brands.

Adam Frisch: Any plans or can you disclose anything on how you might use the STAR brand within Western Union going forward?

Charlie Fote: How we would use? I didn’t hear you at the beginning. You just cut out there.

Adam Frisch: Any plans on how you would use the STAR brand within Western Union?

Charlie Fote: We have used the STAR brand in Western Union. We’ve used the Mastercard brand on Western Union cards. We’re not shy there. It’s a prepaid account. You’ve got to remember 95% of the transactions are done within 25 miles of home. When an interchange brand is important, including our own, it’s going to be important. When it isn’t, it isn’t. I think that’s the way we’re going at it with the payment business. We think if transactions can move more efficiently at a lower cost, in the brand, it should be in the brand. It should be in anyone’s brand that has the best system to write on. Even in the Visa litigation, we believe that. So lower the cost. When the brand’s important, use the brand. Especially if it drives down cost and improves the efficiency of the transaction and the merchant gets paid no slower, because that’s a working capital issue for merchants. Make sure the consumer deposit funds get hit, or that if it’s a credit transaction, you get the credit out there quickly. So everyone can win. We just think we’re good at driving down costs. We should pass that on to both cardholders and merchants.

Q:	I have a question for Christina. Could you quantify the impact from the compliance initiatives, maybe by quarter? You said it’s going to pretty much lap after the second quarter, so the second half of the year should be better. Could you give us a sense of how much that particular issue impacted you?

Christina Gold: I really can’t give you a dollars and cents. I think Kim gave you actually the cost in terms of what the incremental costs were—about $18 million—but clearly the revenue impact was multiple to that. I really could not give you that information today.

Dris Upitis: Hi. Dris Upitis. Just a question first for Christina on the India and China corridors. I think that you said those were roughly 1% of segment revenues. I thought those had been running closer to 2%. Is that a number you’d given before?

Christina Gold: The 1%, I think that’s the first time.

Kim Patmore: I think the 2% was of the actual international business.

Dris Upitis: Of the international, okay. Can you give us the growth in the fourth quarter in those segments? Either by country or overall, that’s a metric you’d given before? I think it was running close to 100% earlier this year.

Charlie Fote: Yes. We don’t break it down, so we’re not going to start. Okay?

Dris Upitis: Okay. Then just on the sale of NYCE. Is there any restriction on you, in terms of your ability to influence who ultimately buys that? Are you free to sell that to whomever you want?

Charlie Fote: I’d tell you to look at the consent decree and the hold separate, and make your own interpretation there. Someone asked me about the sale earlier, and I didn’t comment on it, so I’m sorry. We got a lot of offers on NYCE on April 3rd by the way just so you know. The first deal was announced April 2nd and I guess the bank is recalling April 3rd.

For sure, [inaudible] went away for a while. Then December 15th, we’ve gotten 10, probably 50 people that are interested in seeing the property. Rich Aiello and his team are working with the bankers to put together a book here. It’s going to be a sales process here. A normal sales process.

Bryan C Keane: Yes. Hi, Bryan Keane. This question is for Christina. The marketing dollar increase you said in the first quarter is going to be up 20%. Will that be consistent for all of 2004?

Christina: We’re basically going to be investing about 7% of revenues. You can just take it from that number.

Bryan C Keane: Is the margin in that business, what should we expect for the payment business 2004 versus 2003 in the operating margin?

Christina Gold: The margins are strong, and I think we indicated before that we would stay north of 30. That was where we’d said before. We’ve disclosed that.

Charlie Fote: He’s squeezing guidance.

Christina Gold: I know. I’m going to stop now. [laughter]

Bryan C Keane: One last question. On the India corridor, you didn’t really have a slide on that. Could you just give us some comments on some positives and negatives you see in the India corridor so far?

Christina Gold: I think we’ve seen a lot of positives. Actually, we just had a conference in India about two weeks ago. And we’ve now what we’ve done is created a team. Instead of having an outbound and in-country, we’ve created a one type of team that really focuses on the end-to-end globally in India. Bill Thomas also had an opportunity to travel with some of the Indian agents and look at locations in the U.S., to get the right kind of mix to send and receive. We feel very positive about that growth and it’s on track.

David Altman: Thank you. David Altman; WP Stewart. Two questions; the first one for Christina. The compliance costs, the bank secrecy act, etc., has precipitated significant consolidation on a lot of the small players in money transfer. In the position to buy they are exiting the business they’re selling. Are you seeing evidence that this is kicking in or is this going to be a several year process for the money transfer companies to consolidate? The follow-up question is for Kim. If you didn’t disclose the cash at the end of the year, if you take the cash, take the buyback, take the cash you get from Concord, take the cash you get from NYCE, you folks could be dramatically more active in the share buyback program in 2004 than 2003. I want to make sure I’m not missing some unforeseen use of cash. Thank you.

Kim Patmore: You want me to start with the cash?

Charlie Fote: Yes. Just watch the guidance.

Audience: [laughter]

Kim Patmore: Certainly those are all additional sources of cash. At the end of the year, we did not have any CP balance—any commercial paper balances out there. We actually had some excess cash. You’ll probably see a little bit of an increase based on the balance sheet from where you were in the third quarter. Clearly, if we got additional cash, it would be available for our priorities of using cash, which is working capital as well as acquisitions and then buying back stock as well.

Christina Gold: Just on the compliance, I guess what we see really is that we have created the model of compliance. We are really working closely with the regulators, and they’ve come to us and we are now much more collaborative with them in terms of Western Union is now being quoted as a significant model of how compliance is done. So it will keep other people out. I think they are looking at other companies just to make sure they fall into line. I think that for us, over time, it will be a competitive advantage for us.

Charlie Fote: Let me tell you about the compliance and the challenge we had here. We have 1.5 million employees servicing our consumer base. Just think of that. Every agent has X number of employees. We have 182,000 agents. It’s at least 1.5 million employees. We needed to take some time, stand back and build a system that you could systematize the compliance interaction with every consumer in the world. Those are different markets. For sure, there are over 2 billion corridors. The systems had to be built and set to handle that type of distribution network. There’s no one even close to that from a “here’s what we need to do to make it work.”

We got out ahead of it and we got out hands slapped called $8 or $11 million early in the year, so it stung. We stood back and said, “What do we need to do to make sure we have the best system from a compliance standpoint in the world?” That’s what we’re building. It’s not over. There will be changes. There will be regulatory changes. There will be a hot spot in the world that something happens to. But remember—it’s 1.5 employees we need to communicate with on the fly as it relates to compliance.

There was one in the back, I know.

Q: Good morning. Andrew [inaudible] ING.

Charlie Fote: Did you notice the market implications? Isn’t that a black and yellow microphone? Did you notice that, logo?

Audience: [laughter]

Q: You’ve spoken about cost efficient transaction processing efficiencies as a key competitive element to your strategy. Could you help us understand and perhaps quantify how your transaction processing costs compare to the costs of your perhaps most prominent bank prospects and also your large competitors?

Charlie Fote: The first thing is First Data has never ever issued a cardholder statement, going back to 1969, with a copy of a sales slip in it. That equates to we’ve never sent out a check and a checking account statement. We invented descriptive billing in 1969 using old imprinter technology. Remember when I showed you the screen today, and I had the telephone and the voice authorization and the old imprinter? We used to take that imprinter and when it wasn’t our merchant, we would key in the station plate. We would have data entry clerks actually load, key and type in the name of that merchant. We would truncate the sales slip and just mail out a descriptive bill. It said here is where you were on the date you were there, and here’s when it posted I guess. Here’s your description and here’s your interest charge. We’ve never been in the business of moving paper transactions.

That became mandatory by the association about 10 years later, in 1978-1979. So everyone now does descriptive billing. We do that type of innovation in all our applications. We’ve been doing electronic ticket capture—truncated ticket capture from the point of sale with touch-tone telephones—for 15 years. We really think we get out ahead in putting new inventions in that drive down the cost. We think there are opportunities to do that with more of the applications that exist today. We just can approach it differently than a bank. And our scale is huge.

Q: Could you make a quantitative comparison of how much value you have delivered to a prominent banking customer in that sense?

Charlie Fote: No, but I’ll tell you in some banks, it’s hundreds of millions of dollars through innovative pricing mechanisms, through reward programs. If you have an account running today in the issuing business and your current, you might have a 4% interest rate. If you go past due, your interest rate changes to 9%. You become current, it goes back to 6%. You buy a toaster that you’re past due on, and that went to 12%. You got a car you’re current on, it’s 4%. That type of modification to the cardholder agreement on the fly is unique. That’s why when I say when people invest receivable balances that use our system get the highest yield. Those are the types of applications we’re talking about. I don’t know of any other system out there that works that deep on-line all the time.

David Banks: I think we have one right here.

Craig Peckham: It’s Craig Peckham, Jefferies. Back to the matter of compliance for Christina. By the way, all the analysts in the room can probably sympathize with compliance and regulatory.

Charlie Fote: That’s a good point.

Craig Peckham: Where are these transactions going? Clearly on the revenue line, some of the issues is the volume is being turned away. At the same time, market share last year appears to have been going up. What does your research tell you about where this demand is being filled?

Charlie Fote: Go ahead.

Christina Gold: I think some of it was really just people delayed sending money. Some of it people were nervous. Some of it has maybe gone underground. Clearly, there’s a need to have documentation and to be able to answer many questions, especially as the size of the transactions are larger. We need information. We’ve had some discussion actually with the regulatory body in terms of there is a concern, because if the compliance becomes so burdensome that the people go underground, it would be even more difficult for the government and the authorities to track what’s going on. There has to be a fine balance between the rules and regulations and making sure that, certainly we want to comply, but you also want to be able to monitor where the money is going. I would say some of it just goes underground. Sometimes it will go to a small player that maybe is not following the rules. Eventually, they will be stopped. It is something that we’ve had to contend with this year.

Pat Burton: Hi. Pat Burton. Going back to the merchant business—the $32 million of investments—how much of that was in the sales force for TeleCheck? What were the other components of that, and why shouldn’t those expenses recur in the 2004 margins? Thanks.

Charlie Fote: I guess no one heard the question other than me.

Audience: [laughter]

Pat Burton: I’m still trying to find the $32 million.

Charlie Fote: Did you ever see a prairie dog when it goes down? That was quick.

Kim Patmore: Scott, I thought you were going to do that one.

Charlie Fote: Some of it will be recorded, Pat. We did invest some one-time expenses. All the Concord integration expenses, the ones we’re talking about, we’re not putting on the balance sheet. Those are offset against that gain, for example. We also had, in the quarter, and Scott, we didn’t say the number, but we had an incident of a TeleCheck problem with one of our merchants. It wasn’t large enough to call it a special item or anything, but we took it through normal operations. Call that investment, too, if you want. We didn’t know it was going to be an investment. Certainly in that segment there was an offset there.

Pat Burton: Thank you.

Charlie Fote: You’re welcome. Everyone pop up now?

Audience: [laughter]

Franco Turrinelli : Good morning, Charlie. Franco Turrinelli from William Blair. You’ve been kind of ignoring this side of the room, so I think we have stack of questions here. First one, if I may, is there’s a very wide range of guidance as you pointed out on the earnings per share, of which you said about 10 could be from Concord. What is going to create a variation in the impact?

Charlie Fote: Gary, can we get that slide put back up—the range slide, the bar graph. Okay, thanks. Go ahead.

Franco Turrinelli: I think you see what I’m saying. If we’ve got zero to ten cents difference from the Concord investment, I guess I’m trying to understand what would be the events or the actions that you would choose or not choose to take that would put you at the upper or at the lower end of that expense range.

Charlie Fote: First thing I want to tell you that this is a Fote-ism. We’re going to ram these two organizations together as fast as we can put them together. We have to start with that from a timing standpoint. Now what we do on what date—what activity we do on what date is going to affect that zero to ten cents. So, log that. The day we sell NYCE is going to affect something from a continuing ops versus a reported ops. So there is a lot of moving parts under that. If you look at that chart, you’ve got, that’s why I said earlier, I came off more sarcastic than I wanted to. You guys do what you do in a very good way. $2.10 – $2.18 is on the board. Right? So, if we didn’t have Concord at all, where do you think we would be? Slightly dilutive is slightly dilutive. So the expense in the old days we’d just take below the line. Here, in our range, we’re putting it into—now, we’ve got continuing ops because we’re selling NYCE—but we got it in reported operations and that’s why the range is so large. When I say it’s continuing ops here, but when we didn’t have NYCE divestiture, it would have been the reported ops range we would have given you. That hasn’t changed from history. We’re just showing you because of all the what I’ll call disclosure issues and transparency issues. We’re not giving you how it is.

Franco Turrinelli: I my not have phrased my question correctly. On that slide [inaudible].

Charlie Fote: [inaudible] No, no, no. If we thought it was all 10 [inaudible], we’d say [inaudible]. We think it’s [inaudible] 10. By the way, if 10 was all of it, I’d want to do it day one. The best quarterly report you can get from us financially [inaudible]. [inaudible] Just remember, the 10 cents isn’t a negative, because I hope it gets to [inaudible] million as fast as we can [inaudible]. We have 119 integration plans [inaudible] scheduled dates and scheduled activities, people moving, center closures, center openings. [inaudible] I’ll give you one example. We have facilities in Maitland, Florida. Concord has [inaudible] Whoever heard of Maitland Florida prior to this deal? We’re going to do a combination [inaudible] that could turn out to be a P&L charge for First Data rather than a balance sheet [inaudible]. We’ll tell over time, but [inaudible]